     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1998


                                                      REGISTRATION NO. 333-53939
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SOFTWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            52-1092916
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                        5845 RICHMOND HIGHWAY, SUITE 400
                           ALEXANDRIA, VIRGINIA 22303
                                 (703) 317-2424
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 JUDY G. CARTER
                            CHIEF EXECUTIVE OFFICER
                                SOFTWORKS, INC.
                        5845 RICHMOND HIGHWAY, SUITE 400
                           ALEXANDRIA, VIRGINIA 22303
                                 (703) 317-2424
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             DAVID H. LIEBERMAN, ESQ.                             IRA A. GREENSTEIN, ESQ.
     BLAU, KRAMER, WACTLAR & LIEBERMAN, P. C.                     MORRISON & FOERSTER LLP
         100 JERICHO QUADRANGLE, SUITE 225                      1290 AVENUE OF THE AMERICAS
              JERICHO, NEW YORK 11753                            NEW YORK, NEW YORK 10104
                TEL: (516) 822-4820                                 TEL: (212) 468-8000
                FAX: (516) 822-4824                                 FAX: (212) 468-7900

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH CLASS OF                        PROPOSED MAXIMUM                     AMOUNT OF
            SECURITIES TO BE REGISTERED                AGGREGATE OFFERING PRICE(1)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share............            $48,300,000                      $14,249(2)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 23, 1998


PROSPECTUS

                                4,200,000 Shares

                           [SOFTWORKS LOGO] SOFTWORKS

                                  Common Stock

     Of the 4,200,000 shares of Common Stock offered hereby, 1,700,000 are being sold by SOFTWORKS, Inc. ("SOFTWORKS" or the "Company"), and 2,500,000 are being sold by certain selling stockholders (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SWRX."

       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS
                   RELEVANT TO AN INVESTMENT IN COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      UNDERWRITING                    PROCEEDS TO
                                       PRICE TO      DISCOUNTS AND     PROCEEDS TO      SELLING
                                        PUBLIC       COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS
                                       --------      --------------    -----------    ------------
Per Share...........................    $              $                 $              $
Total(3)............................  $               $                $              $

---------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $750,000.

(3) One of the Selling Stockholders has granted the Underwriters a 30-day option to purchase up to an additional 630,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholders will be $         , $         ,
    $         and $         , respectively. See "Underwriting."

     The shares of Common Stock offered hereby are offered, subject to prior sale, when, as and if accepted by the several Underwriters and subject to approval of certain legal matters by Morrison & Foerster LLP, counsel for the Underwriters. It is expected that certificates representing the shares of Common Stock will be available for delivery in New York, New York, on or about
            , 1998.

SoundView Financial Group, Inc.                 Raymond James & Associates, Inc.

            , 1998

                                   [ARTWORK]

     SOFTWORKS and Catalog Solution are registered trademarks of the Company. This Prospectus also includes other registered and unregistered trademarks and service marks of the Company and other companies. All trademarks and service marks appearing herein that do not relate to the Company's products and services are the property of their respective holders.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE OR MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the over-allotment option described under "Underwriting" or the exercise of any other options or warrants.

                                  THE COMPANY

     SOFTWORKS develops, markets, licenses and supports a family of enterprise systems management software products for data and storage management and performance management. The Company provides automated systems management solutions designed to optimize system and application performance, reduce hardware expenditures, and enhance the reliability and availability of the data processing environment for enterprises that employ primarily mainframe computing environments, and increasingly UNIX and Microsoft(R) Windows NT(R) ("NT"). The Company believes that it has been a pioneer in the development of automated systems management solutions and that it is currently a leading vendor in this market. As of June 30, 1998, the Company's products were licensed for use by 81 of the Fortune 100 companies.

     Gartner Group estimates that in 1997, the net new license revenue for the storage management and network and systems management markets totaled approximately $8.2 billion. The Company primarily operates in the storage resource management market, a subset of the storage management market. The storage resource management market is expected to grow at a 44% compounded annual growth rate from $201 million in 1997 to $1.2 billion in 2002. Many information technology ("IT") organizations are now demanding next generation systems management tools that move beyond simply monitoring and reporting. Solutions that incorporate platform-specific intelligence and allow automatic management of storage and performance across heterogeneous environments address a critical requirement of IT groups today. A comprehensive automation solution should include proactive alerts, programmed responses and automated corrective actions enabling effective management of the increasing volume and complexity of the computing environments with fewer specialized technicians. These solutions should also provide an efficient and effective vehicle for instituting "best practices" across the enterprise.

     The Company's offerings are grouped into four market segments ("Arenas"): performance management; data and storage management; Year 2000; and professional services. Historically, the Company's products addressed only the performance and data storage requirements of mainframe operating systems. Recently, the Company's products have been expanded to include UNIX-based storage management products, and the Company expects to introduce NT-based storage management products in the near future. In addition, the Company has extended its product family by launching a suite of products in the Year 2000 Arena. The Company has also created a professional services organization that provides systems management services, including training, implementation of software and staff augmentation.

     The Company's products are developed using "SST," its proprietary combination of a design strategy, a development methodology and a set of core technologies, which is intended to enable the Company's software products to provide immediate performance improvement and cost savings. The Company believes that SST differentiates it from its competition by redefining and extending traditional monitoring and reporting systems management through the use of embedded intelligence which provides proactive alerts, programmed responses and automated corrective actions.

     The Company intends to leverage its market position in the mainframe environment to become a leading provider of data and storage management and performance management products for multi-platform environments. The Company also plans to expand its offerings to include additional systems management products and services for both the mainframe and multi-platform environments. The Company's strategy is to: (i) enhance and extend product offerings in current Arenas; (ii) expand domestic and international sales channels; (iii) leverage its existing customer base; (iv) offer products in new systems management Arenas; and (v) pursue strategic partnerships, alliances and acquisitions.

     The Company has over 5,000 licenses of its products for use at over 1,900 installations. The Company's customers include ADP Financial Information Services Inc., NationsBanc Services, Inc., Sherwin-Williams Co., Texas Instruments Incorporated, The Vanguard Group and Wal-Mart Stores, Inc. The Company sells its products through a global direct sales force and a network of international distributors and resellers.

     The Company was incorporated in Maryland in July 1977 and reincorporated in Delaware in May 1998. It is a subsidiary of Computer Concepts Corp. ("Computer Concepts"). The Company maintains its principal offices at 5845 Richmond Highway, Alexandria, Virginia 22303 and its telephone number is (703) 317-2424.

                                  THE OFFERING

Common Stock offered by the Company...      1,700,000 shares

Common Stock offered by the Selling
Stockholders..........................      2,500,000 shares
                                            ---------
Total Common Stock offered............      4,200,000 shares

Common Stock to be outstanding after
the offering..........................     15,973,000 shares

Use of proceeds.......................     For working capital and general
                                           corporate purposes. See "Use of
                                           Proceeds."

Proposed Nasdaq National Market
symbol................................     SWRX

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information concerning the Company, other than the as adjusted balance sheet data, has been derived from the financial statements included elsewhere in this Prospectus and should be read in conjunction with such financial statements and the notes thereto.

                                                                                  THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1995          1996          1997          1997          1998
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue...................  $    11,626   $    16,525   $    26,770   $     4,666   $     6,596
Gross margin....................        7,507        12,437        20,522         3,402         4,286
Net (loss) income...............       (1,711)          792           786          (333)         (767)
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted net (loss)
  income per share..............  $     (0.12)  $      0.06   $      0.06   $     (0.02)  $     (0.05)
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted weighted
  average shares outstanding....   14,083,000    14,083,000    14,083,000    14,083,000    14,083,000
                                  ===========   ===========   ===========   ===========   ===========


                                                                     MARCH 31, 1998
                                                              -----------------------------
                                                                ACTUAL      AS ADJUSTED (1)
                                                              ----------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   909         $ 14,388
Working capital.............................................    (1,544)          11,935
Total assets................................................    35,362           48,841
Long term debt, net of current portion......................     1,388            1,388
Total stockholder's equity..................................     5,328           18,807


---------------
(1) Adjusted to reflect the sale of 1,700,000 shares of Common Stock by the Company at the estimated initial public offering price of $9.00 per share and the receipt by the Company of the net proceeds therefrom.

     Except where otherwise indicated, this Prospectus gives effect to a 5,000-for-1 stock split of the Common Stock in May 1998 and a stock dividend in June 1998.

                                  RISK FACTORS

     Prospective investors, prior to making an investment decision, should carefully read this Prospectus and consider, along with other matters referred to herein, the risk factors below.

     Fluctuations in Operating Results. The Company's operating results have fluctuated in the past, and in the future, are expected to fluctuate significantly from quarter to quarter and may fluctuate on an annual basis as a result of a number of factors, including, but not limited to, the size and timing of customer orders; the timing of renewals or the failure of existing customers to renew their maintenance agreements with the Company when their current agreements expire; changes in the Company's sales cycle; the timing of new product announcements and introductions by the Company and its competitors; the Company's ability to develop, introduce and market new products and product enhancements; market acceptance of the Company's products; deferrals of customer orders in anticipation of new products or product enhancements or service offerings; changes in contract terms (including terms affecting the timing of recognition of license and maintenance revenue) and the rate at which such changes are made; the Company's ability to control costs, including the hiring of new employees; political instability in, or trade embargoes with respect to, foreign markets; changes in the Company's management team; and fluctuating economic conditions. The Company's future operating results may fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's operating results may be above or below the expectations of public market analysts and investors. In the event that operating results are below expectations, the price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. In recent periods, the Company has experienced rapid growth and an increase in responsibilities placed upon the Company's management which has placed added pressures on the Company's operating and financial systems. In 1997 and during the quarter ended March 31, 1998, the number of persons employed by the Company increased by 82 and 20, respectively. In addition, the Company recently hired a Chairman of the Board and a Chief Financial Officer. The Company plans to expand the number of sales, marketing and software development personnel in the United States and elsewhere. The recent pace of growth, and anticipated expansion in the near future, has placed and will continue to place a significant strain on the Company's management and other resources. Failure to integrate new personnel on a timely basis could have an adverse effect on the Company's operations. Furthermore, the expenses associated with expanding the Company's management team and hiring new employees may be incurred prior to the generation of any associated revenue. In addition, the officers of the Company have had no prior experience managing a public company. To manage future growth, the Company will be required to continue to improve its operational, financial, accounting and management systems, and motivate and effectively manage its employees. If the Company is unable to manage growth effectively, the quality of the Company's products, its ability to attract and retain key personnel and develop and market new products, and its results of operations and financial condition could be materially adversely affected. See "-- Dependence on Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Expansion of International Operations. In order to further increase sales opportunities and profitability, the Company believes it will be necessary to expand its marketing, direct and third-party sales and support channels outside the United States, particularly in Europe. The Company may consider expanding direct sales, marketing and support capabilities to countries in which the Company currently maintains distributor relationships, as well as other countries, as opportunities arise. The Company has limited experience in marketing and selling its products outside the United States and there can be no assurance that the Company will be able to increase sales of its products in Europe or elsewhere. In addition, as the Company seeks to expand its international operations, it must recruit, train and manage qualified personnel, including agents. Failure of the Company to attract and retain qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Sales, Distribution and Marketing."

     Foreign Exchange. Since the Company intends to continue to pursue growth opportunities in international markets, a significant change in the value of the dollar against the currency of one or more countries where the Company recognizes substantial revenue or earnings may materially adversely affect the Company's business, operating results and financial condition. The Company has not sustained material foreign currency exchange losses and presently does not attempt to hedge its exposure to fluctuations in foreign currency exchange rates. International revenue generated by the Company contributed approximately 23%, 30% and 18% of total revenue during 1995, 1996 and 1997, respectively. Should the Company's revenue from international sales increase as intended, and should such sales be denominated in foreign currencies, the Company may adopt a hedging strategy to guard against foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Relationship with Computer Concepts. After giving effect to the sale of Common Stock offered hereby, Computer Concepts will beneficially own 71.9% of the outstanding Common Stock of the Company and does not currently intend to reduce its beneficial ownership of Common Stock to below 50%. Computer Concepts determined to effect the offering at this time in order to maximize stockholder value. As the controlling stockholder of the Company, Computer Concepts will have the ability to control certain fundamental matters affecting the Company and may be able to influence other decisions of the Company. The ongoing relationship between Computer Concepts and the Company may result in conflicts of interest between Computer Concepts and the Company even though they are not engaged in competing businesses. Computer Concepts has received a going concern opinion with respect to its audited financial statements for the year ended December 31, 1997. Computer Concepts expects that its financial condition will improve due to increased revenue generated by sales and/or licensing of its technologies, together with the proceeds of this offering. Under certain circumstances, Computer Concepts' financial condition may influence its decisions as the controlling stockholder of the Company. Computer Concepts has no present plans to sell additional shares of Common Stock and does not expect to pledge any Common Stock in order to secure any credit facility. In addition, without the prior consent of SoundView Financial Group, Inc., Computer Concepts cannot sell any Common Stock for 12 months from the date of this Prospectus. See "Certain Transactions."

     Benefits of the Offering to Existing Stockholders. After this offering, it is expected that a public market will exist for the Common Stock. The Company expects to use approximately $3.0 million of the net proceeds of this offering to repay the balance advanced to it by its parent, Computer Concepts. Existing stockholders are hereby offering an aggregate of 2,500,000 shares of Common Stock having an aggregate original purchase price of approximately $939,000 and a market value, based on an estimated initial public offering price of $9.00, of approximately $22.5 million (or an aggregate of 3,130,000 shares of Common Stock with an original purchase price of $1.2 million and a market value of $28.2 million if the Underwriters' over-allotment option is exercised in full). After this offering, existing stockholders are expected to retain an aggregate 11,773,000 shares of Common Stock having an aggregate original purchase price of approximately $4.4 million, and a market value, based on an estimated initial public offering price of $9.00, of approximately $106.0 million (or an aggregate of 11,143,000 shares of Common Stock with an original purchase price of $4.2 million and a market value of $100.3 million if the Underwriters' over-allotment option is exercised in full). Although Internet Tracking & Security Ventures ("Internet Tracking") is a Selling Stockholder, Computer Concepts is receiving the benefit of the sale by Internet Tracking of those shares of Common Stock since Computer Concepts used such shares to acquire certain assets of Internet Tracking shortly prior to the consummation of this offering.

     Ability to Recruit Personnel. The ability to achieve anticipated levels of revenue is substantially dependent on the ability of the Company to attract and retain skilled personnel on a timely basis, especially research and development personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled technical, sales, managerial and professional services personnel to ensure the quality of products and services provided to its customers. Competition for such personnel, in particular for product development personnel, is intense, and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining skilled personnel. The Company's inability to attract and retain qualified employees could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Dependence on Key Personnel" and "-- Rapid Technological Change; New Versions and New Products."

     Dependence on Key Personnel. The Company's business expansion plans are dependent in substantial part upon the abilities of James A. Cannavino, its Chairman of the Board, Judy G. Carter, its President and Chief Executive Officer and Claude R. Kinsey, III, its Vice President and Chief Technology Officer. Although each of Mr. Cannavino, Ms. Carter and Mr. Kinsey have entered into employment agreements with the Company, there can be no assurance that they will remain in the employ of or continue to provide services to the Company. The loss of the services of any such persons could likely have a material adverse effect on the Company. The Company has applied for $3 million life insurance policies for both Mr. Cannavino and Ms. Carter, the proceeds of which will be payable to the Company. See "Management."

     Limited Sales Predictability. Revenue in any quarter is dependent to a significant degree on orders booked and renewals of maintenance agreements in that quarter and is not predictable with any degree of certainty. Since the Company's expense levels are based in part on management's expectations regarding future revenue, if revenue is below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. In addition, because customers are purchasing larger and more complex software products, as well as suites of products, the average order value has been increasing and purchases of the Company's products generally require approval of senior management. For these and other reasons, sales cycles for the Company's products can be lengthy and are subject to a number of significant risks over which the Company has little or no control. As a result of the large dollar amounts which may be represented by a single order, the timing of the receipt of an order can have a significant impact on the Company's revenue and earnings for a particular period. Any significant or ongoing failure to reach definitive agreements with customers, including renewals of current maintenance agreements upon their expiration, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Proprietary Technology. The Company's success is dependent upon its confidential and proprietary software technology and other proprietary rights. The Company does not currently have any patents or pending patent applications and relies principally on a combination of: (i) trade secret, copyright and trademark laws; (ii) nondisclosure, use restriction and other contractual restrictions and agreements; and (iii) certain technical measures to protect its technology. Because patent applications in the U.S. are not publicly disclosed until the relevant patent is issued, applications may have been filed by third parties, which, if issued as patents, could relate to the Company's services and products as currently designed or as the Company may modify them in the future to meet the market's requirements.

     The Company's policy is to enter into confidentiality, technology ownership and/or license agreements, as applicable, with its technical software programming employees as well as with distributors and customers, and to limit access to and distribution of its software, documentation and other proprietary information. In addition, the Company does not license or release its source code, except in connection with source code escrow arrangements and applicable source code use restrictions. Trade secret, copyright and trademark laws provide limited protection. There can be no assurance that these laws, in combination with the steps taken by the Company to protect its proprietary rights, will be adequate to prevent misappropriation of its technology or other proprietary rights. Also, such protections do not preclude competitors from independently developing products with functionality or features similar, substantially equivalent or superior to the Company's products and technologies. In addition, effective protection of copyrights, trade secrets, trademarks, and other proprietary rights may be unavailable or limited in certain foreign countries. There can be no assurance that licenses for any intellectual property that might be required in connection with the Company's development of its services or products, either to avoid infringement of a third party's product, patent or other rights or to enhance the Company's product offering, would be available on commercially reasonable terms, if at all. Any failure by or inability of the Company to protect its proprietary technology or to obtain appropriate licenses could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Licensing and Intellectual Property."

     Proprietary Rights and Infringement. There has been substantial litigation in the software industry involving intellectual property rights and the law is not settled regarding the protectable aspects of software, its design, interface and architecture. The Company does not believe its products infringe the intellectual property or other proprietary rights of any third parties, and it is not aware of any claims by any third party that the Company is infringing any such right. Nevertheless, there can be no assurance that infringement claims will not be asserted against the Company or its customers, or that such claims, if asserted, would not have a material adverse effect on the Company's business, operating results, and financial condition. In addition, as the Company acquires or licenses a portion of the software included in its products from third parties, the Company's exposure to infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such acquired or licensed software. Although the Company intends to obtain representations as to the origins and ownership of such acquired or licensed software, there can be no assurance that such representations are or will be accurate or that such indemnifications will provide adequate compensation for any breach of such representations. Furthermore, the Company may initiate claims or litigation against third parties for infringement of or otherwise to protect or establish the validity of the Company's proprietary rights. The Company could incur substantial costs, product shipment delays or restrictions, and diversion of management resources in defending, pursuing and resolving any claims, with or without merit, relating to proprietary rights. The Company might be subject to injunctive or other equitable relief, or might be required to pay substantial damages awards or enter into licensing or royalty arrangements to resolve any such claims, or might be prevented from selling or delivering its products. Any of the foregoing could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Licensing and Intellectual Property."

     Risk of Errors or Failures in Software Products. Products as complex as those offered by the Company may contain errors, failures or bugs. In particular, the computer environment is characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third party platforms and applications that make pre-release testing for programming or compatibility errors very difficult, time-consuming and expensive. Furthermore, there can be no assurance that, despite testing by the Company and by others, errors, failures or bugs will not be found in new products or releases after commencement of commercial shipments by the Company. Errors, failures or bugs in the Company's products could result in adverse publicity, product returns, loss of or delay in market acceptance of the Company's products or claims by the customer or others against the Company. Alleviating such problems could require significant expenditures of capital and resources by the Company and could cause interruptions, delays or cessation of service to the Company's customers. Errors, failures or bugs in the Company's products could have a material adverse effect on the Company's business, operating results and financial condition.

     Rapid Technological Change; New Versions and New Products. The software markets in which the Company competes are characterized by rapid technological change, frequent introductions of new products and product enhancements, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. For example, the Company's customers have adopted a wide variety of hardware, software, database and networking platforms and applications. As a result, to gain broad market acceptance, the Company must continue to support and maintain its products on a variety of such platforms and applications, and extend its product offerings to new platform, network and application environments. The development of new versions of existing products that are compatible with different operating systems and environments, the Internet, different database systems, and other applications entails significant technical risk. The Company's future success will depend on its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to its products and new products on a timely basis that keep pace with technological developments, evolving industry standards and practices and changing customer requirements. The success of the Company's products may also depend, in part, on the Company's ability to introduce products which are compatible with the Internet and World Wide Web. There can be no assurance that the Company will be successful in developing, introducing and marketing the enhancements to its products and new products, or versions of such products that work with or on different operating environments, networks, platforms or applications that respond to technological developments, evolving industry standards and practices or changing customer requirements, or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or new products or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. If release dates of future product enhancements or new products are delayed or if these products or enhancements fail to achieve market acceptance when released, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by the Company or the Company's competitors or major hardware, systems or software vendors may cause customers to defer or forego purchases of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Industry Background," "-- The SOFTWORKS Solution," "-- Strategy," "-- Products and Services," and "-- Research and Development."

     Competition. The market in which the Company operates is competitive, rapidly evolving and subject to continuous technological change. There can be no assurance that the Company can maintain or enhance its competitive position against current and future competitors. Significant factors, such as the emergence of new products, fundamental changes in computing technology and data storage and manipulation platforms and applications and aggressive pricing and marketing strategies by the Company's competitors, may affect the Company's competitive position. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and substantially greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's current and potential competitors will not develop software products that may be or may be perceived to be more effective or responsive to technological change than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition. See "Business -- Competition."

     Dependence on Renewals of Maintenance Agreements. The Company derives a significant portion of its total revenue from the renewal of maintenance agreements with existing licensees. The Company's planned expense levels are based in part on management's expectations regarding renewal rates and on future renewal, license and other revenue. If such renewals and revenue are below expectations in any quarter, the Company's inability to adjust spending in a timely manner to compensate for the revenue shortfall could have a material adverse effect on the Company's business, operating results and financial condition. The Company's ability to secure renewals may be affected by, among other factors, its ability to deliver consistent, high-quality and timely product enhancements; ownership or management changes within customer organizations, including acquisitions of customers by other companies; customer capital budget constraints; the introduction or enhancement of competing products and service offerings by third parties; political and economic instability in customers' markets; and other factors, many of which may be beyond the control of the Company. There can be no assurance that the Company will be able to maintain its historical renewal rates, and any significant or ongoing decline in renewal rates would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Possible Acquisitions. In the normal course of its business, the Company evaluates potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. In the event the Company identifies an appropriate acquisition candidate, there is no assurance that the Company would be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired business, products or technologies into the Company's existing business and products. Furthermore, the negotiation of potential acquisitions as well as the integration of an acquired business could cause diversion of management's time and resources, and require the Company to use proceeds from the offering to consummate a potential acquisition. There can be no assurance that a given acquisition, whether or not consummated, would not have a material adverse effect on the Company's business, operating results and financial condition. If the Company consummates one or more significant acquisitions in which the consideration consists of Common Stock, stockholders of the Company could suffer significant dilution of their interests in the Company.

     Discretion In Application of Proceeds. Management of the Company has certain discretion over the use and expenditure of a significant portion of the proceeds of this offering. The Company intends to use the funds raised in this offering primarily for retention of product development personnel, promotion of its products and for working capital and general corporate purposes. Although the Company does not contemplate changes in the allocated use of proceeds, to the extent the Company finds changes are necessary or appropriate in order to address changed circumstances and/or opportunities, management may find it necessary to adjust the use of the Company's capital, including the proceeds of this offering. As a result of the foregoing, the success of the Company may be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

     Year 2000 Risk. Year 2000 compliance is a measure of the ability of computer hardware and software to differentiate between the years 1900-1999 and the years 2000-2099. The underlying problem is caused by the fact that computer programs traditionally have been written using two digits rather than four to store year information. Failure to address this problem could result in system failures and the generation of erroneous data. Moreover, there are a number of software and product design approaches to achieving Year 2000 compliance, and the Company may incur additional costs in maintaining its products' compatibility with third-party products and platforms as a result of any Year 2000 compliance modifications that either the Company or a third party makes to its relevant product offerings.

     The Company is reviewing its internal computer programs and systems to ensure that they will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this effect. In addition, the Company cannot predict the effect of the Year 2000 problem on the vendors, customers and other entities with which the Company transacts business, or with whose products the Company's products interact and there can be no assurance that the effect of the Year 2000 problem on such entities will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Immediate and Substantial Dilution. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will incur therefore immediate and substantial dilution in net tangible book value. Notwithstanding the fact that all options presently outstanding are exercisable at the offering price, to the extent that options (currently outstanding or subsequently granted) to purchase the Company's Common Stock are exercised, there may be further dilution. If the net proceeds of this offering, together with available funds and cash generated by operations, are insufficient to satisfy the Company's cash needs, the Company may be required to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. See "Dilution" and "Principal and Selling Stockholders."

     No Cash Dividends on Common Stock. The Company has never declared or paid any cash dividends on its shares of Common Stock. The Company intends to utilize its earnings, if any, to facilitate the expansion of its business. Accordingly, it has no intention of declaring or paying cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy."

     Absence of Public Market; Negotiated Offering Price. Prior to the offering, there has been no market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active market will develop for the Common Stock or, if developed, that it can be maintained. The initial public offering price of the Common Stock has been established by negotiations between the Company and the Underwriter and will not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition, or other established criteria of value. See "Underwriting."

     Shares Eligible for Future Sale. Sales of large amounts of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through offerings of its equity securities. A substantial number of outstanding shares of

Common Stock and shares of Common Stock issuable upon the exercise of outstanding stock options will become available for resale in the public market at prescribed times. Upon completion of this offering, there will be approximately 15,973,000 shares of Common Stock of the Company outstanding. The 4,200,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. No other shares will be immediately eligible for resale in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), but 11,483,000 shares will be eligible for resale in the public market pursuant to Rule 144 and Rule 701 of the Securities Act beginning 90 days after the effective date of this Prospectus. Computer Concepts, which owns all of these shares, has agreed that it will not, without the prior written consent of SoundView Financial Group, Inc., sell or otherwise dispose of any shares of Common Stock beneficially owned by it for a period of one year after the effective date of this Prospectus. Following expiration of the lock-up period (or earlier consent of SoundView Financial Group, Inc.), these shares will be eligible for sale subject to the restrictions of Rule 144. The Company intends to register approximately 3,727,000 shares reserved for issuance under its stock option plan. Options and stock issued under the stock option plan shall be subject to a 180 day lock-up period from the closing of this offering. Following this offering, the holder of 190,000 shares of Common Stock will have certain rights to register those shares under the Securities Act. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

     Potential Anti-Takeover Effects of Delaware Law and Certificate of Incorporation; Possible Issuances of Preferred Stock. Certain provisions of Delaware law and the Company's Certificate of Incorporation and By-laws could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of the stockholders. These provisions include Section 203 of the Delaware General Corporation Law, the classification of the Company's Board of Directors into three classes and the requirement that 66 2/3% of the stockholders of the Company entitled to vote thereon approve certain transactions, including mergers and sales or transfers of all or substantially all the assets of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock or preferred stock. In addition, the Company's Certificate of Incorporation allows for the issuance of up to two million shares of preferred stock by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock and preferred stock will be subject to, and may be adversely affected by, the rights of the holders of additional or other classes of preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company has not issued any shares of preferred stock and has no current plans to issue any shares of any classes of capital stock other than as described herein. See "Description of Capital Stock."

     Limitations on Personal Liability of Directors. The Company's Certificate of Incorporation and By-laws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection. The Company has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of certain legal proceedings, (as defined) including amounts paid in settlement by or on behalf of an indemnitee thereunder. See "Management -- Personal Liability and Indemnification of Directors."

     Forward-Looking Statements. All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding the Company's financial position, business strategy and the plans and objectives of the Company's management for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to, fluctuations in future operating results, technological changes or difficulties, management of future growth, expansion of international operations, the risk of errors or failures in the Company's software products, dependence on proprietary technology, competitive factors, risks associated with potential acquisitions, the ability to recruit personnel, the dependence on key personnel, control of the Company by its present stockholder, absence of a public market and management's discretion in the application of the offering proceeds. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts and estimated offering expenses) are estimated to be $13.5 million. The Company will receive no benefit from the sale of shares by the Selling Stockholders.

     The Company intends to use the net proceeds of this offering primarily for additional working capital, general corporate purposes, including hiring of additional personnel and international expansion, and possible acquisitions. In addition, the Company intends to repay the balance advanced to it by its parent, Computer Concepts (approximately $3.0 million as of June 30, 1998). See "Certain Transactions."

     The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including any future revenue growth and the amount of cash generated by the Company's operations. Hence, the Company's management will retain broad discretion in the allocation of the net proceeds from this offering. In addition, the Company may make one or more acquisitions of complementary technologies, products or businesses which broaden or enhance the Company's current product offerings. However, the Company has no specific plans, agreements or commitments, oral or written, and is not currently engaged in any negotiations for any such acquisition. Pending the uses described above, the net proceeds will be invested in interest-bearing, investment-grade securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in major banks. See "Risk Factors -- Discretion in Application of Proceeds" and "-- Risks Associated with Possible Acquisitions." The net proceeds to the Company from this offering are expected to be adequate to fund the Company's working capital needs for at least the next twelve months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has never declared or paid any cash dividends and currently does not intend to pay cash dividends in the foreseeable future on the shares of Common Stock. The Company intends to retain earnings, if any, to finance the development and expansion of its business. In addition, the Company is a party to a voting trust agreement (the "Voting Trust Agreement") which limits the payment of dividends. See "Certain Transactions -- Voting Trust Agreement." Payment of future dividends on the Common Stock will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends on the Common Stock will ever be paid.

                                    DILUTION


     The deficit in net tangible book value of the Company at March 31, 1998 was ($2,805,000), or ($0.20) per share of Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding, after giving effect to a 5,000-for-1 stock split in May 1998, the issuance of a stock dividend in June 1998 and the issuance of 190,000 shares of Common Stock to a financial advisor to the Company simultaneously with the closing of this offering and in connection therewith. After giving effect to the sale by the Company of the 1,700,000 shares of Common Stock offered hereby at an estimated initial public offering price of $9.00 per share, and after deducting the underwriting discount and estimated offering expenses, the net tangible book value of the Company as of March 31, 1998 would have been $10.7 million or $0.67 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.87 per share to existing stockholders and an immediate dilution of $8.33 per share to new investors. The following table illustrates this per share dilution:



Initial public offering price per share.....................            $  9.00
Net tangible book deficit per share before the offering.....  $(0.20)
Increase per share attributable to new investors............    0.87
                                                              ------
Net tangible book value per share after the offering........               0.67
                                                                        -------
Dilution per share to new investors.........................            $  8.33
                                                                        =======


     The following table summarizes, as of March 31, 1998, the difference between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders(1)(2)........  14,273,000      89.4%    $ 5,289,000      25.7%        $0.37
New investors(1)...................   1,700,000      10.6      15,300,000      74.3         $9.00
                                     ----------     -----     -----------     -----
          Total....................  15,973,000     100.0%    $20,589,000     100.0%
                                     ==========     =====     ===========     =====

---------------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 11,773,000 or 73.7% of the total number of shares of Common Stock outstanding after this offering (11,143,000 or 69.8%, if the over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,200,000 or 26.3% (4,830,000 or 30.2%, if the over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering.

(2) Includes 190,000 shares of Common Stock issued to a financial advisor to the Company subsequent to March 31, 1998 and prior to the closing of this offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998: (i) on an actual basis, giving effect to a 5,000-for-1 stock split of the Common Stock in May 1998 and the issuance of a stock dividend in June 1998; and (ii) as adjusted to give effect to the sale of 1,700,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $9.00 per share and the issuance of 190,000 shares of Common Stock to a financial advisor to the Company in connection with the initial public offering and after deducting the underwriting discount and estimated offering expenses payable by the Company. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(1)
                                                              ------    --------------
                                                                   (IN THOUSANDS)
Long-term debt, net of current portion......................  $1,388       $ 1,388
Preferred stock, $0.001 par value, 2,000,000 shares
  authorized; none issued or outstanding....................      --            --
Common stock, $0.001 par value, 150,000,000 shares
  authorized; 14,083,000 shares issued and outstanding
  (actual); 15,973,000 shares issued and outstanding (as
  adjusted).................................................      14            16
Additional paid-in capital..................................   5,549        19,026
Retained (deficit) earnings.................................    (189)         (189)
Accumulated other comprehensive income......................     (46)          (46)
                                                              ------       -------
     Total stockholders' equity.............................   5,328        18,807
                                                              ------       -------
Total capitalization........................................  $6,716       $20,195
                                                              ------       -------


---------------
(1) As adjusted to reflect the sale by the Company of the 1,700,000 shares of Common Stock offered hereby at the estimated initial public offering price of $9.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the three fiscal years ended December 31, 1995, 1996 and 1997 are derived from the Company's audited financial statements and for the two fiscal years ended December 31, 1994 and December 31, 1993 are derived from the Company's unaudited financial statements. The financial information as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 has been derived from unaudited financial information prepared by the Company, which in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. This data should be read in conjunction with the consolidated financial statements of the Company, related notes, and other financial information included elsewhere in this Prospectus. See "Financial Statements." All numbers are in thousands, except share and per share amounts.


                                                                                                           THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                 MARCH 31,
                                  -------------------------------------------------------------------   -------------------------
                                    1993(1)        1994          1995          1996          1997          1997          1998
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  (UNAUDITED)   (UNAUDITED)                                                    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Software licenses.............  $     3,314   $     4,438   $     5,718   $     8,611   $    16,633   $     2,295   $     3,736
  Maintenance...................        3,926         5,011         5,908         7,914         9,957         2,371         2,551
  Professional services.........           --            --            --            --           180            --           309
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total revenue...............        7,240         9,449        11,626        16,525        26,770         4,666         6,596
Cost of revenue (exclusive of
  amortization and depreciation
  shown separately below):
  Software licenses.............          740           223           432           424           580           101           439
  Maintenance...................        1,370         1,905         3,687         3,664         5,513         1,163         1,646
  Professional services.........           --            --            --            --           155            --           225
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total cost of revenue.......        2,110         2,128         4,119         4,088         6,248         1,264         2,310
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Gross margin....................        5,130         7,321         7,507        12,437        20,522         3,402         4,286
Operating expenses:
  Sales and marketing...........        2,314         2,898         4,262         6,161        12,463         2,305         3,395
  General and administrative....        1,746         1,970         1,619         2,217         2,791           884         1,102
  Amortization and
    depreciation................          268           861         2,088         1,596         1,972           436           490
  Research and development......          500           850           908           967         1,480           273           272
  Impairment on goodwill........           --            --         1,320            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating expenses....        4,828         6,579        10,197        10,941        18,706         3,898         5,259
  Income (loss) before provision
    for (benefit from) income
    taxes.......................          302           742        (2,690)        1,496         1,816          (496)         (973)
  Provision for (benefit from)
    income taxes................          128           260          (979)          704         1,030          (163)         (206)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Net income (loss)...........  $       174   $       482   $    (1,711)  $       792   $       786   $      (333)  $      (767)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Basic and diluted net income
    (loss) per share............  $      0.01   $      0.03   $     (0.12)  $      0.06   $      0.06   $     (0.02)  $     (0.05)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Basic and diluted weighted
  average shares outstanding....   14,083,000    14,083,000    14,083,000    14,083,000    14,083,000    14,083,000    14,083,000
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                             DECEMBER 31,
                                                          --------------------------------------------------     MARCH 31,
                                                           1993      1994       1995       1996       1997         1998
                                                          ------    -------    -------    -------    -------    -----------
                                                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............................  $1,210    $   246    $   167    $ 1,735    $   360      $   909
  Working capital.......................................    (810)    (2,098)    (3,516)      (824)      (775)      (1,544)
  Total assets..........................................   9,827     12,633     12,766     22,543     35,683       33,362
  Long term debt, net of current portion................      --        135        465        351      1,294        1,388
  Total stockholder's equity............................   5,726      6,214      4,563      5,355      6,087        5,328


---------------
(1) On September 1, 1993, the Company was acquired by Computer Concepts and goodwill and software development costs were recorded on the books of the Company as of the date of acquisition (see Note 8 to the Consolidated Financial Statements). Amortization of the goodwill and software development costs have been reflected in the selected consolidated financial data since that time.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements and Notes thereto included elsewhere in this Prospectus. Quarterly financial data has been derived from information prepared by the Company. Such data should be read in conjunction with the consolidated financial statements of the Company, related notes and other financial information included elsewhere in this prospectus. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

     The Company develops, markets, licenses and supports a family of enterprise systems management software products for data and storage management and performance management. The Company provides automated systems management solutions designed to optimize system and application performance, reduce hardware expenditures, and enhance the reliability and availability of the data processing environment for enterprises that employ primarily mainframe computing environments, and increasingly UNIX and Microsoft(R) Windows NT(R)("NT"). The Company believes that it has been a pioneer in the development of automated systems management solutions and that it is currently a leading vendor in this market. As of June 30, 1998, the Company's products were licensed for use by 81 of the Fortune 100 companies.

     The Company's offerings are grouped into four market segments ("Arenas"): performance management; data and storage management; Year 2000; and professional services. Historically, the Company's products addressed only the performance and data storage requirements of mainframe operating systems. Recently, the Company's products have been expanded to include UNIX-based storage management products, and the Company expects to introduce NT-based storage management products in the near future. In addition, the Company has extended its product family by launching a suite of products in the Year 2000 Arena. The Company has also created a professional services organization that provides systems management services, including training, implementation of software, and staff augmentation.

     The Company's revenue consists of revenue from licensing its software products, revenue from the maintenance and support of its software products and, commencing in the third quarter of 1997, revenue from professional services relating to information technology ("IT") consulting and staff augmentation. Generally, the Company is required by its license agreement to provide maintenance and enhancements during the maintenance period. "Maintenance" includes diagnosis and correction of errors in the current version of the product and telephone consultation to discuss general support questions. "Enhancements" include upgrades to the products as they become available and new releases of products, except for those which are sold as charged options to the Company's general customer base. Substantially all of the Company's license agreements are perpetual. Maintenance agreements are typically for a term of one year and renew automatically upon the payment by the customer of an annual maintenance fee.


     Revenue from software licenses is recognized in accordance with the Statement of Position 97-2 of the American Institute of Certified Public Accountants, "Software Revenue Recognition." Revenue from the sale of perpetual and term software licenses is recognized, net of provisions for returns, at the time of delivery and acceptance of software products by the customer, when collectibility is probable. The Company provides creditworthy customers with the option to pay for license fees in one lump sum or generally in equal annual installments over extended periods of time, generally three to five years. In such instances, the Company does not consider sales contracts with amounts due for periods greater than one year from delivery, fixed and determinable, and accordingly recognizes such amounts as revenue when they become due. Maintenance revenue that is bundled with an initial license fee is deferred and recognized ratably over the maintenance period. Amounts deferred for maintenance are based on the fair value of equivalent maintenance services sold separately. Revenue from professional services, such as training and staff augmentation, is recognized as the services are performed. Deferred license revenue resulting from extended payment agreements is included in accounts receivable due after one year and deferred revenue. Related sales commissions are also deferred and recognized over the period of the installment payment plan.


     Historically, the Company has not experienced any significant bad debts associated with these long-term installment arrangements which were introduced by the Company two years ago. The Company introduced extended payment terms to all of its creditworthy customers in an effort to increase sales of its products, achieve a stream of revenue and remain competitive. No single customer accounted for greater than 3% of the Company's total revenue in 1997.



     During 1997, approximately 58% of the Company's license revenue resulted from products in the Datastor Arena which includes products such as Catalog Solution and CenterStage. The Performance Arena, which includes products such as Performance Essential and TerraSAM, accounted for approximately 35% of the Company's license revenue in 1997. The Company's cost of license revenue consists primarily of royalties paid to in-house and third-party software developers and amortization of capitalized research and development costs. Beginning in 1997 and continuing for four years, the Company is obligated to pay a minimum annual royalty associated with certain Year 2000 products.


     The Company's maintenance revenue has provided a stable and recurring revenue stream due to relatively high maintenance renewal rates, which have averaged approximately 95% over the past three years. Maintenance fee revenue was $5.9 million, $7.9 million and $10.0 million, or 50.8%, 47.9% and 37.2% of total revenue in 1995, 1996 and 1997, respectively. Revenue related to professional services and staff augmentation is recognized as the services are performed.

     The Company markets and sells its products and services through a direct sales force in the United States and directly and through distributors in South America, Europe and Asia. International revenue transactions are denominated in U.S. dollars and local currencies. Revenue generated by the Company's international distributors is translated into U.S. dollars at the time the transaction occurs. The Company has not sustained material foreign currency exchange losses and presently does not attempt to hedge its exposure to fluctuations in foreign currency exchange rates. International revenue generated by the Company contributed approximately 23%, 30% and 18% of total revenue during 1995, 1996 and 1997, respectively. Should the Company's revenue from international sales increase as intended, and should such sales be denominated in foreign currencies, the Company intends to adopt an adequate hedging strategy to guard against foreign currency fluctuations.

     Research and development costs consist principally of salaries and related payroll for the employees engaged in the development and modification of software products. For the two years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, research and development expenses were $967,000, $1.5 million, and $272,000, respectively. The Company believes that significant investments in research and development are required in order to remain competitive.

     The Company's operating results have fluctuated in the past and in the future are expected to fluctuate significantly from quarter to quarter and may fluctuate on an annual basis as a result of a number of factors. Revenue in any quarter is dependent to a significant degree on orders booked and renewals of agreements for maintenance in that quarter and is not predictable with any degree of certainty. Since the Company's expense levels are based in part on management's expectations regarding future revenue, if revenue is below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. In addition, because customers are purchasing larger and more complex software products, as well as suites of products, the average order value has been increasing and purchases of the Company's products require approval of higher executive levels. See "Risk Factors -- Fluctuations in Operating Results" and "Limited Sales Predictability."

     SOFTWORKS was incorporated in Maryland in 1977 and was acquired by Computer Concepts in 1993. It has operated as a wholly-owned subsidiary of Computer Concepts since its acquisition. The Company was reincorporated in Delaware in May 1998. Pursuant to the terms of a voting trust agreement, as of the effective date of this offering, the payment of any management fee to Computer Concepts will terminate and restrictions will be imposed on future intercompany transactions. See "Certain Transactions."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of total revenue.


                                                                                     THREE MONTHS
                                                      YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                                     --------------------------    ----------------
                                                      1995      1996      1997      1997      1998
                                                     ------    ------    ------    ------    ------
Revenue:
  Software licenses................................   49.2%     52.1%     62.1%     49.2%     56.6%
  Maintenance......................................   50.8      47.9      37.2      50.8      38.7
  Professional services............................     --        --       0.7        --       4.7
                                                     -----     -----     -----     -----     -----
     Total revenue.................................  100.0     100.0     100.0     100.0     100.0
Cost of revenue (exclusive of amortization and
  depreciation shown separately below):
  Software licenses................................    3.7       2.5       2.1       2.2       6.6
  Maintenance......................................   31.7      22.2      20.6      24.9      25.0
  Professional services............................     --        --       0.6        --       3.4
                                                     -----     -----     -----     -----     -----
     Total cost of revenue.........................   35.4      24.7      23.3      27.1      35.0
                                                     -----     -----     -----     -----     -----
Gross margin.......................................   64.6      75.3      76.7      72.9      65.0
Operating expenses:
  Sales and marketing..............................   36.7      37.3      46.6      49.4      51.5
  General and administrative.......................   13.9      13.4      10.4      18.9      16.7
  Amortization and depreciation....................   18.0       9.6       7.4       9.3       7.4
  Research and development.........................    7.8       5.9       5.5       5.9       4.1
  Impairment on goodwill...........................   11.3        --        --        --        --
                                                     -----     -----     -----     -----     -----
     Total operating expenses......................   87.7      66.2      69.9      83.5      79.7
                                                     -----     -----     -----     -----     -----
  (Loss) income before (benefit from) provision for
     income taxes..................................  (23.1)      9.1       6.8     (10.6)    (14.7)
  (Benefit from) provision for income taxes........   (8.4)      4.3       3.9      (3.5)     (3.1)
                                                     -----     -----     -----     -----     -----
Net (loss) income..................................  (14.7)%     4.8%      2.9%     (7.1)%   (11.6)%
                                                     =====     =====     =====     =====     =====


  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997


     Total Revenue. Total revenue increased 41.4% to $6.6 million for the three months ended March 31, 1998 from $4.7 million for the three months ended March 31, 1997. The increase was largely the result of sales of product licenses by the Company's expanded direct sales force. In addition, revenue increased due to sales of new products and product enhancements, including Year 2000 products. License revenue increased 62.8% to $3.7 million for the three months ended March 31, 1998 from $2.3 million for the three months ended March 31, 1997. Maintenance revenue increased 7.6% to $2.6 million for the three months ended March 31, 1998 from $2.4 million for the three months ended March 31, 1997. This increase is attributable to overall growth in license revenue and renewals of maintenance contracts by the installed customer base. Professional services, which commenced significant operations in the third quarter of 1997, contributed $309,000 to total revenue for the period ended March 31, 1998. Foreign revenue decreased as a percentage of total revenue to 19.8% for the period ending March 31, 1998 from 21.8% for the period ending March 31, 1997. In terms of absolute dollars, foreign revenue increased to $1.3 million for the period ending March 31, 1998 from $1.0 million for the period ending March 31, 1997. The increase was primarily the result of the expansion of the Company into Australia.

     Cost of Revenue. Included in the cost of revenue are cost of software license revenue, cost of maintenance revenue, and cost of professional service revenue. Cost of software license revenue includes royalties paid to its developers and to a third party under a licensing agreement for certain Year 2000 products. Cost of software license revenue increased 334.7% to $439,000, or 6.6% of total revenue, for the three months ended March 31, 1998 from $101,000, or 2.2% of total revenue, for the three months ended March 31, 1997. This increase was primarily attributable to the third party agreement that was not in effect in during the three-month period ended March 31, 1997, as well as an increase in software license revenue. Cost of maintenance revenue increased 41.5% to $1.6 million, or 25.0% of total revenue, for the three months ended March 31, 1998 from $1.2 million, or 24.9% of total revenue, for the three months ended March 31, 1997. This increase is attributable to the increase in maintenance revenue over the same time period resulting from an increasing customer base of maintenance contracts. As a percentage of maintenance revenue, the cost of maintenance was 64.5% for the period ended March 31, 1998 and 49.1% for the period ended March 31, 1997. This increase is primarily attributable to staffing of maintenance personnel to support international sales in lieu of reliance upon distributors, as well as to support the launch of new multi-platform products. Cost of professional services revenue, which consists primarily of salaries and expenses, commenced operations in the third quarter of 1997 and was $225,000 for the three months ended March 31, 1998.

     Sales and Marketing Expense. Sales and marketing expense includes salaries and related costs, commissions, travel, facilities and computers, communications costs and promotional expenses for the Company's direct sales organization and marketing staff. Sales and marketing expense increased 47.3% to $3.4 million for the three months ended March 31, 1998 from $2.3 million for the three months ended March 31, 1997. This increase was attributable to increased numbers of sales people, as well as the establishment of new offices in Australia, Brazil, France, Italy, Spain and additional offices in the United States. As a percentage of revenue, sales and marketing expense increased to 51.5% for the three months ended March 31, 1998 from 49.4% for the three months ended March 31, 1997. The Company expects to continue hiring additional sales and marketing personnel.

     General and Administrative Expense. General and administrative expense includes administrative salaries and related benefits, management fees, as well as legal, accounting and other professional fees. General and administrative expense increased 24.7% to $1.1 million for the three months ended March 31, 1998 from $884,000 for the three months ended March 31, 1997. The increase in general and administrative expenses was principally due to an increase in finance and administrative personnel necessary to support the Company's growth. As a percentage of revenue, this expense decreased to 16.7% for the three months ended March 31, 1998 from 18.9% for the three months ended March 31, 1997.

     Amortization and Depreciation Expense. Amortization and depreciation expense increased 12.4% to $490,000 for the three months ended March 31, 1998 from $436,000 for the three months ended March 31, 1997.

     Research and Development Expense. Research and development expense includes salaries and related costs for the personnel involved in the Company's research and development efforts. Research and development expense was $272,000 for the three months ended March 31, 1998 and $273,000 for the three months ended March 31, 1997. As a percentage of revenue, this expense decreased to 4.1% for the three months ended March 31, 1998 from 5.9% for the three months ended March 31, 1997.

     Provision for (Benefit from) Income Taxes. The benefit from income taxes increased 26.4% to $206,000 for the three months ended March 31, 1998 from $163,000 for the three months ended March 31, 1997. During these periods, the Company reported its financial results on a consolidated basis with Computer Concepts and did not file separate tax returns.

  Years Ended December 31, 1997 and 1996

     Total Revenue. Total revenue increased 62.0% to $26.8 million in 1997 from $16.5 million in 1996. License revenue increased 93.2% to $16.6 million in 1997 from $8.6 million in 1996. The increase was primarily due to an increase in the number of licenses of the Company's products in the Performance Arena and Datastor Arena, the conversion from central processing unit ("CPU")-based pricing to millions of instructions processed per second ("MIPS")-based pricing, the availability of extended payment terms to customers for a full fiscal year, as well as the introduction of its Year 2000 products. New products in the Year 2000 Arena introduced during 1997 accounted for approximately 3.5% of software license revenue. During 1997, the Company entered into approximately 104 MIPS-based licenses which accounted for $5.7 million in revenue. Sales in the Datastor Arena accounted for approximately 58% of license revenue in 1997, compared to approximately 60% of license revenue in 1996. Sales in the Performance Arena accounted for approximately 35% of license revenue in 1997, compared to approximately 37% of license revenue in 1996. Maintenance revenue increased 25.8% to $10.0 million in 1997 from $7.9 million in 1996. This increase is attributable to overall growth in license revenue and renewals of maintenance contracts by the installed customer base. Professional services commenced significant operations in the third quarter of 1997 and contributed $180,000 to total revenue in 1997. Foreign revenue decreased as a percentage of total revenue to 17.7% for the period ending December 31, 1997 from 29.5% for the period ending December 31, 1996. In terms of absolute dollars, foreign revenue decreased slightly to $4.7 million for the period ending December 31, 1997 from $4.9 million for the period ending December 31, 1996.


     Cost of Revenue. Cost of software license revenue, including royalties paid to its developers and the amortization of capitalized software development costs increased 36.8% to $580,000, or 2.1% of total revenue, in 1997, from $424,000, or 2.5% of total revenue, in 1996. Cost of maintenance increased 50.5% to $5.5 million in 1997 from $3.7 million in 1996. As a percentage of maintenance revenue, cost of maintenance increased to 55.4% in 1997 from 46.3% in 1996. This increase is primarily attributable to staffing of maintenance personnel to support international sales in lieu of reliance upon distributors.

     Sales and Marketing Expense. Sales and Marketing expense increased 102.3% to $12.5 million in 1997 from $6.2 million in 1996. Sales and marketing expense was 46.6% of total revenue in 1997 and 37.3% of total revenue in 1996. The increase was primarily attributable to the expansion of the direct sales force both domestically and internationally.

     General and Administrative Expense. General and administrative expense increased 25.9% to $2.8 million in 1997 from $2.2 million in 1996. As a percentage of total revenue, general and administrative expense declined to 10.4% in 1997 from 13.4% in 1996. General and administrative expenses grew in absolute dollars as the Company added personnel to all administrative areas, but declined as a percentage of total revenue principally due to economies of scale associated with increased revenue.

     Amortization and Depreciation Expense. Amortization and depreciation expense increased 23.6% to $2.0 million in 1997 from $1.6 million in 1996. This increase was primarily due to the depreciation of additional computer equipment and software purchased during 1997.

     Research and Development Expense. Research and development expense increased 53.1% to $1.5 million in 1997 from $967,000 in 1996. The increase was primarily attributable to the Company's accelerated development of multi-platform and Year 2000 products.

     Provision for (Benefit from) Income Taxes. The provision for income taxes increased 46.3% to $1.0 million in 1997 from $704,000 in 1996. During these years, the Company was reported on a consolidated basis for Federal income tax purposes with its parent corporation and did not file a separate Federal tax return. On a stand-alone basis, if the Company had filed a separate Federal tax return, its effective rates for 1997 and 1996 would have been 56.7% and 47.1%, respectively. These rates differ from the Federal statutory income tax rate primarily because of the non-deductibility of operating losses incurred by the recently established foreign subsidiary corporations. A valuation reserve has been established for the deferred tax asset generated from foreign net operating losses as it is uncertain how, and if, these losses will be utilized against future foreign income. During these periods, the Company reported its financial results on a consolidated basis with Computer Concepts and did not file separate tax returns.

  Years Ended December 31, 1996 and 1995

     Total Revenue. Total revenue increased 42.1% to $16.5 million in 1996 from $11.6 million in 1995. License revenue increased 50.6% to $8.6 million in 1996 from $5.7 million in 1995. The increase was primarily due to an increase in the number of licenses of the Company's Catalog Solution and Performance Solution products and to the introduction during 1996 of extended payment terms. Sales in the Datastor Arena accounted for approximately 60% of license revenue in 1996 and 1995. Sales in the Performance Arena accounted for approximately 37% of license revenue in 1996, compared to approximately 35% of license revenue in 1995. The Company did not introduce any new products during 1996. Maintenance revenue increased 34.0% to $7.9 million in 1996 from $5.9 million in 1995. This increase is attributable to overall growth in license revenue and renewals of maintenance contracts by the installed customer base. Foreign revenue increased to 29.5% ($4.9 million) for the period ending December 31, 1996 from 23.5% ($2.7 million) for the period ending December 31, 1995.


     Cost of Revenue. Cost of software license revenue was relatively constant at $424,000, or 2.5% of total revenue, in 1996 as compared to $432,000, or 3.7% of total revenue, in 1995. Cost of maintenance revenue was $3.7 million in 1996 and 1995.

     Sales and Marketing Expense. Sales and marketing expense increased 44.6% to $6.2 million in 1996 from $4.3 million in 1995. Sales and marketing expense was 37.3% of total revenue in 1996 and 36.7% of total revenue in 1995. The increase was primarily attributable to the expansion of the direct sales force both domestically and internationally.

     General and Administrative Expense. General and administrative expense increased 36.9% to $2.2 million in 1996 from $1.6 million in 1995. As a percentage of total revenue, general and administrative expense decreased to 13.4% in 1996 from 13.9% in 1995.

     Amortization and Depreciation Expense. Amortization and depreciation expense decreased 23.6% to $1.6 million in 1996 from $2.1 million in 1995. During 1995, the Company recorded amortization expense related to goodwill resulting from the acquisition of DBopen, Inc. (see Note 3 to the Consolidated Financial Statements). The remaining asset was written off during the fourth quarter of 1995, and as a result, no such amortization was recorded in 1996.

     Research and Development Expense. Research and development expense increased 6.5% to $967,000 in 1996 from $908,000 in 1995. As a percentage of total revenue, research and development expense decreased to 5.9% in 1996 from 7.8% in 1995.

     Provision for (Benefit from) Income Taxes. The provision for income taxes in 1996 was $704,000 as compared to an income tax benefit of $979,000 in 1995. During these years, the Company was reported on a consolidated basis for Federal income tax purposes with its parent corporation and did not file a separate Federal tax return. On a standalone basis, if the Company had filed a separate Federal tax return, its effective rates for 1996 and 1995 would have been 47.1% and (36.4)%, respectively. These rates differ from the Federal statutory income tax rate primarily because of the non-deductibility of operating losses incurred by the recently established foreign subsidiary corporations. During these periods, the Company reported its financial results on a consolidated basis with Computer Concepts and did not file separate tax returns.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited quarterly statements of operations data for each of the Company's last nine quarters, including the period ended March 31, 1998, as well as the percentage of the Company's total revenue represented by each item. The information has been derived from the Company's audited Financial Statements. The unaudited quarterly Financial Statements have been prepared on substantially the same basis as the audited Financial Statements contained herein. In the opinion of management, the unaudited quarterly Financial Statements include all adjustments, consisting only of normal recurring adjustments that the Company considers to be necessary to present fairly this information when read in conjunction with the Company's Financial Statements and notes thereto appearing elsewhere herein. The results of the operations for any quarter are not necessarily indicative of the results to be expected for any future period.


                                                                       THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1996       1996       1996        1996       1997       1997       1997        1997       1998
                               --------   --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                         (IN THOUSANDS)
                                                                          (UNAUDITED)
Revenue:
  Software licenses..........   $1,406     $1,528     $2,049      $3,628     $2,295     $3,809     $4,281      $6,248     $3,736
  Maintenance................    1,786      1,886      2,039       2,203      2,371      2,458      2,578       2,550      2,551
  Professional services......       --         --         --          --         --         --         45         135        309
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total revenue............    3,192      3,414      4,088       5,831      4,666      6,267      6,904       8,933      6,596
Cost of revenue (exclusive of
  amortization and
  depreciation shown
  separately below):
  Software licenses..........      140         98        124          62        101        114        161         204        439
  Maintenance................      868        829        829       1,138      1,163      1,337      1,355       1,658      1,646
  Professional services......       --         --         --          --         --         --         38         117        225
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total cost of revenue....    1,008        927        953       1,200      1,264      1,451      1,554       1,979      2,310
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Gross margin.................    2,184      2,487      3,135       4,631      3,402      4,816      5,350       6,954      4,286
Operating expenses:
  Sales and marketing........    1,220      1,225      1,455       2,261      2,305      3,300      3,247       3,611      3,395
  General and
    administrative...........      503        479        512         723        884        594        586         727      1,102
  Amortization and
    depreciation.............      371        389        399         437        436        445        500         591        490
  Research and development...      247        212        248         260        273        413        683         111        272
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total operating
      expenses...............    2,341      2,305      2,614       3,681      3,898      4,752      5,016       5,040      5,259
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
(Loss) income before (benefit
  from) provision for income
  taxes......................     (157)       182        521         950       (496)        64        334       1,914       (973)


(Benefit from) provision for
  income taxes................      (31)       127        224         384       (163)        84        207         902       (206)
                                 ------     ------     ------      ------     ------     ------     ------      ------     ------
Net (loss) income.............   $ (126)    $   55     $  297      $  566     $ (333)    $  (20)    $  127      $1,012     $ (767)
                                 ======     ======     ======      ======     ======     ======     ======      ======     ======

                                                                       THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1996       1996       1996        1996       1997       1997       1997        1997       1998
                               --------   --------   ---------   --------   --------   --------   ---------   --------   --------
                                                               (AS A PERCENTAGE OF TOTAL REVENUE)
                                                                          (UNAUDITED)
Revenue:
  Software licenses..........     44.0%      44.8%      50.1%       62.2%      49.2%      60.8%      62.0%       70.0%      56.6%
  Maintenance................     56.0       55.2       49.9        37.8       50.8       39.2       37.3        28.5       38.7
  Professional services......       --         --         --          --         --         --        0.7         1.5        4.7
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total revenue............    100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0
Cost of revenue (exclusive of
  amortization and
  depreciation shown
  separately below):
  Software licenses..........      4.4        2.9        3.0         1.1        2.2        1.8        2.3         2.3        6.6
  Maintenance................     27.2       24.3       20.3        19.5       24.9       21.3       19.6        18.6       25.0
  Professional services......       --         --         --          --         --         --        0.6         1.3        3.4
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total cost of revenue....     31.6       27.2       23.3        20.6       27.1       23.1       22.5        22.2       35.0
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Gross margin.................     68.4       72.8       76.7        79.4       72.9       76.9       77.5        77.8       65.0
Operating expenses:
  Sales and marketing........     38.2       35.9       35.6        38.8       49.4       52.7       47.0        40.4       51.5
  General and
    administrative...........     15.8       14.0       12.5        12.4       18.9        9.5        8.5         8.1       16.7
  Amortization and
    depreciation.............     11.6       11.4        9.8         7.5        9.3        7.1        7.3         6.6        7.4
  Research and development...      7.7        6.2        6.1         4.4        5.9        6.6        9.9         1.3        4.1
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
    Total operating
      expenses...............     73.3       67.5       64.0        63.1       83.5       75.9       72.7        56.4       79.7
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
(Loss) income before (benefit
  from) provision for income
  taxes......................     (4.9)       5.3       12.7        16.3      (10.6)       1.0        4.8        21.4      (14.7)
(Benefit from) provision for
  income taxes...............     (1.0)       3.7        5.4         6.6       (3.5)       1.3        3.0        10.1       (3.1)
                                ------     ------     ------      ------     ------     ------     ------      ------     ------
Net (loss) income............     (3.9)%      1.6%       7.3%        9.7%      (7.1)%     (0.3)%      1.8%       11.3%     (11.6)%
                                ======     ======     ======      ======     ======     ======     ======      ======     ======


     Demand for the Company's products is generally higher during the fourth quarter, primarily due to the capital spending trends of its customers, which has resulted in higher license revenue in that period and lower license revenue in the first quarter. The Company anticipates that its business will continue to be subject to such seasonal variations.

     The operating results for any quarter are not necessarily indicative of results that will be obtained for any future period. Due to the relatively fixed nature of certain of the Company's costs, including personnel and facilities costs, a decline in revenue, failure to achieve expected revenue in any fiscal quarter or unanticipated variations in billing and utilization rates of service personnel would result in lower profitability in that quarter. The Company's quarterly results may fluctuate as a result of a variety of factors, many of which are not within the Company's control, including timing and levels of software purchases by customers, the timing, size and state of new product development projects, new product introductions by the Company or its competitors, levels of market acceptance for the Company's products, or the hiring of additional personnel. In addition, the Company historically has recognized a large portion of its revenue from sales in the last month of a quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. The Company believes, therefore, that past operating results and period-on-period comparisons should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations through cash generated from operations and advances from Computer Concepts. At March 31, 1998, the balance owing to Computer Concepts was $1.2 million. The Company anticipates repaying the balance with the proceeds of this offering. The Voting Trust Agreement prohibits advances from Computer Concepts to the Company without the prior approval of the Trustees. See "CERTAIN TRANSACTIONS -- Voting Trust Agreement."

     At March 31, 1998 the Company had $909,000 in cash and cash equivalents. The Company's operating activities provided cash of $1.7 million and used cash of $162,000 in the three months ended March 31, 1998 and March 31, 1997, respectively, and provided $213,000, $2.7 million and $564,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Cash used in investing activities during the three months ended March 31, 1998 was $795,000, and was $2.6 million, $1.3 million and $1.4 million for the years ended December 31, 1997, 1996, and 1995, respectively. The Company's use of cash was principally for the purchase of property and equipment, software development and technologies, and additional contingent consideration to two of the Company's former stockholders in conjunction with the acquisition of the Company by Computer Concepts. Through March 31, 1998, the Company paid approximately $1.6 million of a maximum amount payable to such former stockholders of $2.0 million. (See Note 8 to the Consolidated Financial Statements).


     The Company's principal commitments as of March 31, 1998 consisted primarily of (i) leases on its corporate headquarters facilities, various sales offices and operating equipment, (ii) employment agreements and (iii) a software distribution agreement. (See Note 7 to the Consolidated Financial Statements) There were no material commitments for capital expenditures. The Company intends to enter into a credit agreement in July 1998 with a commercial bank to obtain a $3.0 million line of credit secured by all of the Company's real and personal property, consisting primarily of the Company's domestic accounts receivable. Amounts outstanding under the line of credit will bear interest at the bank's prime rate or LIBOR plus 1.7%, at the Company's option. Amounts available under this facility, together with the Company's current cash balances and cash flow from its operations and the proceeds of this offering, are expected to be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. However, there can be no assurance that the Company will have sufficient capital to finance potential acquisitions or other growth oriented activities, which could require the Company to incur additional debt or obtain other financing.


YEAR 2000

     The Company is reviewing its internal computer programs and system to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this effect. In addition, the Company cannot predict the effect of the Year 2000 problem on the vendors, customers and other entities with which the Company transacts business, or with whose products the Company's products interact and there can be no assurance that the effect of the Year 2000 problem on such entities will not have a material adverse effect on the Company's business, operating results and financial condition.

                                    BUSINESS

OVERVIEW

     SOFTWORKS develops, markets, licenses and supports a family of enterprise systems management software products for data and storage management and performance management. The Company provides automated systems management solutions designed to optimize system and application performance, reduce hardware expenditures, and enhance the reliability and availability of the data processing environment for enterprises that employ primarily mainframe computing environments, and increasingly UNIX and Microsoft(R) Windows NT(R) ("NT"). The Company believes that it has been a pioneer in the development of automated systems management solutions and that it is currently a leading vendor in this market. As of June 30, 1998, the Company's products were licensed for use by 81 of the Fortune 100 companies.

     The Company's products are developed using "SST," its proprietary combination of a design strategy, a development methodology and a set of core technologies, which is intended to enable the Company's software products to provide immediate performance improvement and cost savings. The Company believes that SST differentiates it from its competition by redefining and extending traditional monitoring and reporting systems management through the use of embedded intelligence which provides proactive alerts, programmed responses and automated corrective actions.

     The Company's offerings are grouped into four market segments ("Arenas"): performance management; data and storage management; Year 2000; and professional services. Historically, the Company's products addressed only the performance and data storage requirements of mainframe operating systems. Recently, the Company's products have been expanded to include UNIX-based storage management products, and the Company expects to introduce NT-based storage management products in the near future. In addition, the Company has extended its product family by launching a suite of products in the Year 2000 Arena. The Company has also created a professional services organization that provides systems management services, including training, implementation of software, and staff augmentation.

     The Company has over 5,000 licenses of its products for use at over 1,900 installations. The Company's customers include ADP Financial Information Services Inc., NationsBanc Services, Inc., Sherwin-Williams Co., Texas Instruments Incorporated, The Vanguard Group and Wal-Mart. The Company sells its products through a global direct sales force and a network of international distributors and resellers.

INDUSTRY BACKGROUND

     The information technology ("IT") infrastructure worldwide is growing rapidly and becoming increasingly complex. Despite the widespread adoption of distributed platforms, such as UNIX and NT, mainframes continue to serve as the basis for a majority of corporate applications, especially those that are mission critical. In particular, mainframe environments remain the preferred platform for high-volume, transaction-oriented applications as well as applications that require the storage and rapid retrieval of large amounts of data. Contrary to earlier predictions, the growing volume of data and increasing number of functions residing on non-mainframe platforms has not reduced reliance upon mainframes. While the number of mainframe sites and central processing units ("CPUs") has increased only slightly, the amount of mainframe processing power, as measured by the aggregate number of millions of instructions processed per second ("MIPS") installed globally, has increased substantially in recent years and is anticipated to continue to grow approximately 25% per year through 2002, according to Gartner Group. The overall complexity of the IT infrastructure has increased because mainframes, UNIX and NT platforms must co-exist to satisfy an array of business application requirements across the enterprise.

     In addition to the increasing complexity of the multi-platform IT environment, there are other trends that are driving the need for software solutions that address enterprise-wide systems management requirements. The proliferation of NT and UNIX application servers complicates the task of effectively managing the IT assets of major corporations, in part because of the decentralized systems management practices adopted to deal with heterogeneous systems. In addition to the duplication of effort associated with decentralized systems management, corporations can no longer guarantee compliance with their "best practices." "Best practices" are a set of standard practices and policies which evolved in mainframe environments and are designed to ensure the data integrity and availability required by mission-critical computing systems. Corporate IT organizations need solutions that enable them to extend these "best practices" across their multi-platform computing environments to deliver the data integrity required for mission-critical applications.

     Software vendors have responded to the need for UNIX and NT systems management by developing distinct tools tailored to address the unique data administration, performance and security functions required for each specific platform. These platform-specific tools are designed to monitor systems and provide reports that require systems management personnel with platform-specific expertise to interpret the reports and identify and correct problems. The result has been a significant increase in the number of technical personnel required to effectively manage enterprise systems, and such personnel are in increasingly short supply. Further, the systems storage and technical personnel demands created by the Year 2000 compliance requirement has exacerbated the resulting personnel shortage.

     As a result of these industry-wide developments, many IT organizations now demand next generation tools that move beyond simply monitoring and reporting. Solutions that incorporate platform-specific intelligence and allow automatic management of storage and performance across heterogeneous environments address a critical requirement of IT groups today. A comprehensive automation solution should include proactive alerts, programmed responses and automated corrective actions enabling effective management of the increasing volume and complexity of the computing environments with fewer specialized technicians. These solutions should also provide an efficient and effective vehicle for instituting "best practices" across the enterprise.

     According to Gartner Group, the net new license revenue for the network and systems management and storage management markets in 1997 totaled approximately $8.2 billion. Gartner Group also estimates that the storage management market is expected to grow at a compound annual rate of approximately 20% through the year 2002. The Company primarily operates in the storage resource management market, a subset of the storage management market. The storage resource management market is expected to grow at a 44% compound annual growth rate from $201 million in 1997 to $1.2 billion in 2002.

THE SOFTWORKS SOLUTION

     The Company provides automated systems management solutions to help organizations more efficiently and effectively manage their IT infrastructure. The Company's software incorporates intelligent agent technology to perform system and data management and analysis tasks across multi-platform environments. By using the Company's products, customers are able to maintain high standards of service delivery and respond more easily to the rapid introduction of new technologies. The Company's products are designed to enable its customers to exploit the most application-appropriate processor without incurring the expense of maintaining multiple teams of technology specialists for each operating system platform. The Company's products possess the following key features:

     - Integrated Storage and Performance Management Solution. The Company provides integrated Arenas for both storage and performance management. The Company believes that many organizations want an integrated suite of products to address their storage and performance needs, and the Company's solutions provide the functionality and scalability that is typically required. The Company's solutions are designed to optimize system and application performance, and enhance the reliability and availability of the data processing environment for enterprises that employ mainframe, UNIX and/or NT computing environments.

     - Automated Responses to Systems Management Requirements. In contrast to conventional systems management solutions which merely provide reporting and monitoring capabilities, the Company's new generation of products provide proactive alerts, programmed responses and automated corrective actions. This use of automation enables organizations to employ fewer specialized technicians to manage the increasing volume and complexity within the enterprise computing environment, thereby enabling IT personnel to focus more of their time on other mission-critical systems management tasks. "Proactive alerts" detect system events and abnormalities and alert the user to potential system, application or data availability issues. SOFTWORKS products probe system resources to determine if key storage and performance indicators are within acceptable ranges. If an "out of reasonable range" condition is detected, the products offer three alternative, but not mutually exclusive, responses. The products can (i) notify the management console or appropriate network or system monitoring software; (ii) automatically correct the issue using "pre-programmed responses" which enable the user to programmatically tell the product what to do in the event that a particular condition is detected; or (iii) guide the user through "automated corrective actions" which present the user with one or more alternative responses to the condition and guide the user through the corrective action.

     - Application of "Best Practices" to a Multi-Platform Environment. The Company's solutions are designed to enable the centralized control of disparate applications and platforms, thereby facilitating the implementation of an organization's "best practices" across multi-platform environments. The Company's solutions operate efficiently in multi-platform environments by using embedded intelligent agents which recognize and respond to the particular requirements of each specific operating system.

     - Reduced Cost of Systems Management. The Company's solutions are designed to reduce the overall cost of managing an organization's IT infrastructure through a combination of advanced products and technology with comprehensive service and support. The Company's SST technology is specifically designed to enable customers (i) to minimize the amount of intervention by IT personnel, thereby enabling them to focus on other mission-critical systems management tasks, and (ii) to facilitate system availability 24 hours per day, seven days per week. Furthermore, the Company's solution often reduces hardware expenditures by permitting organizations to defer purchases of CPU and storage upgrades.

STRATEGY

     The Company's objective is to become a leading provider of data and storage management products, performance management products, and related systems management software products and services on both mainframe and multi-platform environments. The primary elements of the Company's strategy to achieve this objective include the following:

          Enhance and Extend Product Offerings in Current Arenas. The Company intends to use its technical expertise to enhance its core product functionality, as well as add products to existing Arenas. These products will enhance customers' ability to derive superior performance in mission-critical systems and applications, facilitate the management of enterprise storage devices and data and help ensure system and data availability. In addition, the Company intends to integrate and extend its Year 2000 offerings.

          Expand Domestic and International Sales Channels. The Company intends to continue to focus on expanding its sales efforts. SOFTWORKS has increased its direct sales force from 11 in January 1996 to 88 as of March 31, 1998, and the Company has added 27 sales engineers to support its direct sales force. In addition to its 10 sales offices in the United States, the Company maintains direct sales offices in Australia, Brazil, Canada, France, Spain and the United Kingdom. The Company is also continuing to expand its international distribution channels by adding sales agents and opening additional direct sales offices.

          Leverage Existing Customer Base. The Company has an extensive customer base in excess of 1,900 installations. It intends to generate additional revenue from these customers by cross-selling products in the same and other product Arenas, as well as providing incentives to upgrade to multi-year maintenance agreements.

          Offer Products in New Systems Management Arenas. Although the Company currently provides products that address performance, data and storage management processes across the enterprise, there is significant growth potential in extending the Company's SST technology and product offerings to additional systems management market segments. The Company intends to respond to anticipated demand for additional multi-platform systems management solutions, such as application systems management, performance management, change management or security management. To facilitate this expansion, the Company is currently developing the next generation of SST to permit further integration and web-enablement of the Company's products, as well as to allow integration and deployment of third party systems management tools.

          Pursue Strategic Partnerships, Alliances and Acquisitions. In addition to its internal development efforts, the Company intends to acquire new products, technologies or the distribution rights to third-party products that address complementary systems management market segments. The Company also intends to pursue relationships whereby third parties could distribute some of the Company's products.

PRODUCTS AND SERVICES

     Using the Company's proprietary SST development methodologies and core technologies, the Company has developed offerings grouped into four Arenas -- data and storage management products, performance management products, Year 2000 products and professional services.

  Products

     The following table describes the functionality of the Company's products:


-----------------------------------------------------------------------------------------------------------
                                 INITIAL
                                 RELEASE
            PRODUCT               DATE                             DESCRIPTION
  DATASTOR ARENA                           ENTERPRISE-WIDE TOOLS DESIGNED TO FACILITATE STORAGE
                                           MANAGEMENT AND SYSTEM AND DATA AVAILABILITY

  Catalog Solution               1986      - Provides comprehensive OS/390 catalog maintenance,
                                           diagnostics, reporting, backup, repair and recovery
                                           - Reduces disaster recovery time
                                           - Improves the integrity and availability of the catalog
                                           environment and mission-critical data resources distributed across multiple operating system platforms
-----------------------------------------------------------------------------------------------------------
  CenterStage                    1995      - Provides centralized control and monitoring of storage
    A suite of independent and             and data resources distributed across multiple operating
    integratable products for                system platforms
    OS/390-MVS, AIX, HP-UX,                - Reduces the cost, complexity and skill requirements for
    Solaris, DB2 and                       capacity planning, disaster recovery, and storage resource
    OpenEdition                              management
                                           - Reports storage subsystem information and provides an
                                           assessment of data and storage problems
                                           - Provides customer-controlled automation to correct
                                           designated storage problems and minimize the need for
                                             storage administrators to develop platform-specific
                                             solutions
  PERFORMANCE ARENA                        DERIVES SUPERIOR PERFORMANCE FROM MISSION-CRITICAL SYSTEMS
                                           AND APPLICATIONS

  Performance Essential                    - Designed to optimize and improve system and
    I/O Plus for VSAM            1984      processing performance
    I/O Plus for xSAM            1993      - Reduces the requirement for manual tuning efforts
    HiperLoad for VSAM           1992      - May defer or eliminate costly processor upgrades while
                                           helping to ensure that service level requirements are met
-----------------------------------------------------------------------------------------------------------
  TeraSAM                        1995      - Provides transparent file segmentation to overcome VSAM's
                                           4GB file size restriction
                                           - Splits large VSAM files into separate physical data sets that can be managed and processed more efficiently
                                           - Enables parallel backup, restore and reorganization of
                                           segments to reduce batch processing time
-----------------------------------------------------------------------------------------------------------
  VSAM Assist                    1978      - Provides VSAM backup, recovery, and migration
                                           capabilities to simplify and improve VSAM file and data
                                             maintenance
                                           - Reduces batch processing time while safeguarding data
-----------------------------------------------------------------------------------------------------------
  VSAM Quick Index               1981      - Reduces batch processing time and processor utilization
                                           by building alternate indices quickly
                                           - Improves data availability by providing faster access to data
  YEAR 2000 ARENA                          ENTERPRISE-WIDE TOOLS DESIGNED TO IDENTIFY, ASSESS,
                                           DIAGNOSE, SIMULATE, TEST, AGE AND BRIDGE PROGRAMS AND DATA
                                           TO SOLVE MILLENNIUM ISSUES

  HotDate 2000                   1997-     - Independent and integratable products which facilitate
                                   1998    Year 2000 assessment, remediation and testing on OS/390 and
                                             MVS
-----------------------------------------------------------------------------------------------------------
  HotDate 2000/MP                1998      - Products that perform Year 2000 assessment and
                                           remediation for C and COBOL on UNIX (HP-UX, Solaris, AIX)
                                             and assessment for Powerbuilder on NT
-----------------------------------------------------------------------------------------------------------

     The Company provides its customers both product maintenance and enhancement releases under their existing maintenance agreements. Enhancement releases typically occur once a year and are developed primarily to respond to market demand and to ensure that the product is competitive in the market. Maintenance releases occur at a minimum of one maintenance release per product per year. The Company typically introduces upgrades to its existing products on an annual basis.

  Professional Services

     The Company's Professional Services organization provides implementation, training and consulting services for its own software (Product SKILLPACKS) and the software of third-party vendors (Extended SKILLPACKS). The Company's Professional Services organization also provides staff augmentation services to enable each customer to augment its technical staff with the personnel required to meet specific short-term or long-term project goals.

     The Company's SKILLPACKS are strategic IT services offerings that provide customers with expertise and assistance in installing and implementing certain software products. Product SKILLPACKS are intended to expedite the effectiveness of the Company's products, accelerate the customer's staff productivity and expose the customer to the full capabilities of the Company's products. Extended SKILLPACKS provide implementation of third-party products, assistance with product conversions, training in specific areas related to systems management and address short-term, critical project requirements. SKILLPACKS prices are dependant upon the complexity of each customer's environment, the expertise level of each customer's staff, and each customer's goal and time frame.

  Customer Service and Technical Support

     The Company maintains an experienced staff of customer service personnel to provide technical support to its customers. Each member of the customer service staff is certified through an ongoing in-house training and testing program to provide support for each individual product. The Company's customer service staff provides product support via telephone and e-mail 24 hours per day, seven days per week. The Company generally provides software and documentation updates, including maintenance releases, operating system upgrades and major functional upgrades, as part of its customer support services.

CUSTOMERS


     As of June 30, 1998, the Company's products were licensed for use by approximately 1,800 customers at over 1,900 installations, including 81 of the Fortune 100 companies. The Company's target customers are large organizations with complex information systems. In the past, the Company targeted multi-platform enterprises that relied on mainframe systems. In the future, the Company intends also to target organizations that rely on UNIX or NT-based systems.


     The following is a representative list of organizations, each of which accounted for in excess of $50,000 in revenue to the Company for the fiscal year ended December 31, 1997:

      Acxiom Corporation
      ADP Financial Information Services Inc.
      American International Group Data
        Center, Inc.
      Gallileo International, LLC
      NationsBanc Services, Inc.
      Nielsen Media Research
      Norfolk Southern Corporation
      Sherwin-Williams Co.
      State of Tennessee
      Texas Instruments Incorporated
      The Vanguard Group
      Unum Life Insurance Company
      Wachovia Operational Services
        Corporation
      Wal-Mart Stores, Inc.

SALES, DISTRIBUTION AND MARKETING


     As of June 30, 1998, SOFTWORKS has over 5,000 licenses of its products for use by approximately 1,800 customers at over 1,900 installations, including 81 of the Fortune 100 companies. The Company markets its products and services through its worldwide distribution channels which include direct sales personnel, agents, and distributors. The Company has approximately 115 sales and sales support employees engaged in promoting the licensing of the Company's products and services. In the United States the Company operates 10 sales offices. Internationally, the Company has sales offices in Australia, Brazil, Canada, France, Spain and the United Kingdom. The U.K. office also covers the Scandinavian and Benelux countries. The Company's international distributors currently are located in Argentina, Chile, Germany, Hong Kong, Indonesia, Israel, Japan, Korea, Malaysia, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Turkey, Uruguay and Venezuela. All offices are responsible for specific geographic territories that may extend beyond the state, province, or country in which the office is located.

     The Company's direct sales force is comprised of account managers and sales engineers who, in addition to the sale of the Company's products, are responsible for technical demonstrations, product installation and product implementation. A separate Federal Accounts group specifically targets United States government clients, including end-users and system integrators. In addition to the traditional distribution channels, the Company has established a web-based interface to allow the purchase and download of the Company's UNIX-based products.

     Since 1996, the Company actively has encouraged customers who have licensed only one or two products to license multiple products and to enter into multi-year maintenance agreements to generate additional revenue and a significant deferred revenue stream.

     The Company maintains vendor relationships with leading organizations such as IBM, EMC, Hewlett-Packard, Sun and Oracle. These relationships provide the Company access to pre-release versions of software to help ensure that the Company's products utilize the latest technology and continue to be competitive with new operating systems and database releases. These relationships also provide the Company with insight for strategic planning and product direction.

     The Company has implemented marketing initiatives to support the sales and distribution of its products and services, and communicate corporate direction. The Company's marketing department is responsible for collateral development, lead generation and brand awareness of the Company and its products. Marketing programs include public relations, seminars, industry conferences and trade shows, advertising and direct mail. The Company's marketing organization also contributes to both the product direction and strategic planning processes by providing market research and conducting surveys and focus groups.

LICENSING AND INTELLECTUAL PROPERTY

     The Company considers certain features of its software, its internal operations and development process, and its SST methodology and technology to be proprietary. The Company relies on a combination of trade secret, copyright and trademark laws, contractual provisions and certain technology and security measures to protect its proprietary intellectual property. The Company does not currently have any patents or pending patent applications. Notwithstanding the efforts the Company takes to protect its proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. In addition, effective protection of copyrights, trade secrets, trademarks and other proprietary rights may be unavailable or limited in certain foreign countries. The Company believes that, because of the rapid rate of technological change in the computer software industry, factors such as the knowledge, ability and experience of the Company's employees, product and service offering development, and quality of customer support services are more important than any available trade secret or copyright protection.

     The Company does not sell or transfer title of its products to its clients. The products are licensed generally pursuant to non-exclusive and perpetual licensing agreements for which extended payment terms of three to five years may be offered. In the case of extended payment term agreements, the customer is contractually bound to equal annual fixed payments. The first year of maintenance is bundled with standard licensing agreements. In the case of extended payment term agreements, maintenance is bundled for the length of the payment term. Thereafter, in both instances, the customer may purchase maintenance annually. Revenue with respect to such extended payment terms is deferred and recognized over the period of the installment payment plan.

     The Company's mainframe products are licensed to end users either on a CPU basis or a MIPS basis. Under the CPU option, the license fee is based principally upon the number and size of the central processing units. Under the MIPS option, which the Company is now emphasizing, the license fee is based upon the amount of the customer's computing power as measured in MIPS. In the last two fiscal quarters, 40% of the Company's new licenses were priced on a MIPS basis. The Company's client-server products are licensed to end users on a per-server or length of service basis.

     The Company generates revenue through perpetual product licenses and maintenance agreements that are renewed annually on the anniversary of the original purchase date. In 1997, approximately 38% of the Company's revenue was generated from recurring maintenance agreements. The renewal rate for maintenance agreements averages approximately 95%. Other revenue is generated when product licenses are transferred to different or larger CPUs. No single customer accounted for greater than 3% of the Company's total revenue in 1997.

     Currently, the Company licenses certain technology on a perpetual basis from third parties which is incorporated in some of the Company's products. In the future, the Company may license additional technology from third parties for incorporation in some of the Company's products on a perpetual or term basis.

RESEARCH AND DEVELOPMENT

     The computer software industry is characterized by rapid technological change, which requires ongoing development and maintenance of software products. It is customary for modifications to be made to a software product as experience with its use grows or changes in manufacturers' hardware and software so require.

     The Company uses a design strategy and development methodology, SST, that facilitates product development, adherence to market requirements, quality testing practices, product consistency and ease of integration, and long-term supportability and maintainability. This methodology has evolved over the life of the Company to address the changing requirements of product-for-market development that have come about as a result of client-server technology advances. The Company is currently expanding the scope of its CenterStage suite of products to address Oracle and NT, and to enhance and extend the SST knowledge base. The Company is also finalizing the development of additional products for its Year 2000 Arena.

     The Company believes that its research and development staff, many with extensive experience in the industry, represents a significant competitive advantage. As of March 31, 1998, the Company's research and development group consisted of 31 employees. The Company seeks to recruit highly qualified employees, and its ability to attract and retain such employees will be a principal factor in its success in maintaining a leading technological position. For the two years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, research and development expenses were $967,000, $1.5 million and $272,000, respectively. The Company believes that significant investments in research and development are required in order to remain competitive.

COMPETITION

     The market in which the Company operates is highly competitive, rapidly evolving and subject to continuous technological change. The Company's products have traditionally addressed niches within the performance and storage management segments. In conjunction with the Company's SST strategy, the Company groups its existing products into bundles to compete more effectively and better address customers' strategic issues. This approach enables the Company to expand its audience to include systems and applications personnel, as well as a higher level of management within the customer and prospect base.

     Although the Company believes that it maintains a competitive advantage by bundling its software products to minimize point product competition and by offering products which the Company believes are unavailable from its competitors, there are no assurances that the Company can maintain or enhance its competitive position against current and future competitors. Significant factors such as the emergence of new products, fundamental changes in computing technology and data storage and manipulation platforms and applications and aggressive pricing and marketing strategies by the Company's competitors may affect the Company's competitive position. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and substantially greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's current and potential competitors will not develop software products that may be or may be perceived to be more effective or responsive to technological change than are the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's primary competitors are Sterling Software, Inc. and Boole & Babbage, Inc. in the data and storage management market; Boole & Babbage, Inc. and Computer Associates International, Inc. in the performance management market; and Compuware, Inc. and Viasoft Inc. in the Year 2000 market. The Company believes that its products compete effectively on the basis of quality, functionality, technical support and service, and embedded intelligence and proactive automation.

EMPLOYEES

     As of March 31, 1998, the Company employed 218 full-time employees, including 118 in marketing, sales and support services, 82 in research and development, customer support and maintenance, and 18 in finance and administration. The Company employs 192 people in the United States and 26 in foreign countries. The future success of the Company will depend in large part upon its continued ability to attract and retain highly skilled and qualified personnel in a highly competitive environment. The Company believes that its employee relations are good.

PROPERTIES

     The Company's executive offices, customer support and marketing operations are currently located in facilities occupying approximately 26,000 sq. ft. in Alexandria, Virginia pursuant to a lease expiring in September 2001. The annual rent and maintenance for the facility is approximately $324,000. The lease provides for a renewal option for five years at an annual rent increase of three percent during the option period. The Company also leases an aggregate of 10,000 sq. ft. at an aggregate annual rental of $329,550 in 9 locations throughout the United States which are used for sales activities. The Company maintains foreign sales offices in Australia, Brazil, Canada, France, Spain and the United Kingdom.

LEGAL PROCEEDINGS

     The Company is not a party to any litigation that it believes could have a material adverse effect on its business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL

     The directors, executive officers and other key personnel of the Company and their ages are as follows:


                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
DIRECTORS AND EXECUTIVE OFFICERS
James A. Cannavino(1)........................  54    Chairman of the Board of Directors
Judy G. Carter...............................  46    President, Chief Executive Officer and Director
C.R. Kinsey, III.............................  53    Vice President and Chief Technology Officer
Robert C. McLaughlin.........................  52    Treasurer and Chief Financial Officer
Daniel DelGiorno, Jr. .......................  43    Director
Robert Devine(1).............................  59    Director
Charles Feld(1)..............................  55    Director
OTHER KEY PERSONNEL
Joseph Miksch................................  50    Vice President, Global Sales
Lisa Welch...................................  33    Vice President, Technology


---------------
(1) Member, audit committee.

DIRECTORS AND EXECUTIVE OFFICERS

     James A. Cannavino has been Chairman of the Board of the Company since April 1998. Mr. Cannavino is President and Chief Executive Officer of CyberSafe, Inc., a corporation specializing in network security. He was the President and Chief Executive Officer of Perot Systems Corporation through July 1997, and prior to that was a Senior Vice President at IBM, responsible for strategy and development. He also served on the IBM Corporate Executive Committee and Worldwide Management Council, and on the board of IBM's integrated services and solutions company. Mr. Cannavino currently is a consultant to Computer Concepts and serves on the boards of the National Center for Missing and Exploited Children, 7th Level and Marist College.

     Judy G. Carter has been President and Chief Executive Officer and a Director of the Company since October 1993. Prior thereto, Ms. Carter was the Chief Operating Officer for the Company from 1991. Ms. Carter started at the Company as a system software developer and progressed into a number of supervisory and managerial roles, culminating in her appointment as vice president of technical services in 1990. Ms. Carter is a director of Fairfax Opportunities Unlimited, a non-profit organization.

     C.R. Kinsey, III, a co-founder of the Company, has been Vice President of the Company since May 1998 and has been Chief Technology Officer since 1977. From 1977 until May 1998, Mr. Kinsey was also Secretary and Treasurer of the Company. In addition, Mr. Kinsey is a primary technical advisor to the Company's technology division for new product research and development, product enhancements and service and support.

     Robert C. McLaughlin has been Treasurer and Chief Financial Officer since March 1998. Prior thereto, Mr. McLaughlin was a Department Director with global responsibilities at Perot Systems Corporation in Dallas, Texas from November 1996 through December 1997. Mr. McLaughlin also served as Senior Vice President for a real estate investment venture in West Palm Beach, Florida from 1993 to 1996, as a Vice President of First Union National Bank of Florida, N.A. in Fort Lauderdale from 1991 to 1993 and a Vice President of Southeast Bank, N.A. in Miami from 1987 to 1991.

     Daniel DelGiorno, Jr. has been a Director of the Company since May 1998. Mr. DelGiorno is the President and Chief Executive Officer, Treasurer and a director of Computer Concepts for more than the past five years. He is also the President and principal stockholder of Tech Marketing Group Corp., a privately held corporation which is a stockholder of Computer Concepts.

     Robert Devine has been a Director of the Company since May 1998. Mr. Devine is a director and the Chief Executive Officer of Chemtainer Industries, Inc. for more than twenty years. Chemtainer Industries manufactures and distributes a diverse array of commercial and consumer products nationally and internationally with eleven plants located in nine states from coast to coast. Mr. Devine is also a director of Rototron Corp. and Tracey International, and has been a director and vice-president of the non-profit New York City Mental Health Association for more than ten years.


     Charles Feld has been a Director of the Company since July 1998. Mr. Feld is President of the Feld Group, Inc., a provider of temporary chief information officer consulting services, for more than the past five years. Since December 1997, Mr. Feld has also served as operating Chief Information Officer of Delta Air Lines. Prior thereto, from June 1992 until August 1997, Mr. Feld served as operating Chief Information Officer for Burlington Northern Santa Fe Corp.


OTHER KEY PERSONNEL

     Joseph Miksch has been Vice President, Global Sales since 1996. Mr. Miksch is responsible for all of the Company's global direct and indirect sales efforts in Europe, the Middle East, Africa, Asia-Pacific and North and South America. Prior to joining the Company, Mr. Miksch was Chief Operating Officer at DBE, Inc. for two years, where he was responsible for launching new products into the Oracle and DB2 markets. Prior thereto, for 10 years, Mr. Miksch served in several senior vice president positions at Computer Associates, Inc. in its system, graphics application and database divisions.

     Lisa Welch has been Vice President, Technology since 1988. Ms. Welch is responsible for strategic planning and business development, and direct research and product development. She is also responsible for customer service and information delivery activities. Prior to joining the Company, Ms. Welch was employed with NCR as a systems engineer.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to the Company's Chief Executive Officer and its other most highly compensated executive officer other than the Chief Executive Officer ("named executive officers") whose total annual salary and bonus equaled or exceeded $100,000 for services rendered for the fiscal year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                     -------------------------------------------
                                                                 OTHER ANNUAL           ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY($)    BONUS($)    COMPENSATION($)(1)    COMPENSATION($)(2)
---------------------------  ----    ---------    --------    ------------------    ------------------
Judy G. Carter............   1997    $155,000(3)  $165,000(4)      --                    $  1,000
  President and Chief
  Executive Officer
C.R. Kinsey, III..........   1997    $155,000(3)  $165,000(4)      --                    $188,000
  Vice-President and Chief
  Technology Officer

---------------
(1) No Other Annual Compensation is shown because the amounts of perquisites and other non-cash benefits provided by the Company do not exceed the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) All Other Compensation includes royalties paid in respect of software products developed by such officers.

(3) Includes $5,000 deferred from 1996.

(4) Includes $77,500 deferred from 1996.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     No stock options were granted by the Company to the named executive officers during the fiscal year ended December 31, 1997.

EMPLOYMENT AGREEMENTS

     Mr. James A. Cannavino has entered into an agreement with the Company wherein he has agreed to serve as Chairman of the Board of Directors. As compensation for his services, Mr. Cannavino has been granted options to purchase 1,200,000 shares of Common Stock, 600,000 of which are Type I options and 600,000 of which are Type II options. "Type I" options vest one-half on the earlier of (i) the closing date of this offering, or (ii) December 31, 1998 and one-half on December 31, 1998. "Type II" options vest on December 31, 2002, subject to earlier vesting based upon the Company reaching certain defined levels of net income. The agreement with Mr. Cannavino further provides for the issuance of a $500,000 full recourse loan to him for relocation or other purposes upon the effective date of this offering. The loan shall be interest bearing, is unsecured, and shall be payable on December 1, 2000, provided that certain accelerated payments are required in the event Mr. Cannavino sells shares of Common Stock. Mr. Cannavino will also receive a monthly salary of $2,000 and be reimbursed for certain expenses.

     Judy G. Carter, C.R. Kinsey, III, Robert C. McLaughlin, Joseph Miksch and Lisa Welch have entered into employment agreements with the Company commencing on the effective date of this offering. The employment agreements with Ms. Carter and Mr. Kinsey terminate December 31, 2002 and the employment agreements for Mr. McLaughlin, Mr. Miksch and Ms. Welch are each for a three year term. The term of the agreements automatically renew for additional one year periods unless the Company or the employee notifies the other party at least ninety days prior to the end of any renewal term of its desire to terminate such agreement. Pursuant to the agreements, Ms. Carter, Mr. Kinsey, Mr. McLaughlin, Mr. Miksch and Ms. Welch receive annual compensation of $200,000, $200,000, $120,000, $135,000 and $130,000, respectively and an incentive bonus based on the Company meeting or exceeding annual or quarterly net income targets to be established by the Board of Directors. The incentive payments to Ms. Carter and Mr. Kinsey are up to $150,000 for 1998 and up to $200,000 for each of the years 1999 through 2002. Each employment agreement also provides for certain payments following death or disability and further provides, in the event of a change in control of the Company, as defined therein, the right, at the election of the employee, to terminate the agreement and receive a lump sum payment of approximately three times the employee's annual salary.

401(k) SAVINGS PLAN

     The Company sponsors a retirement plan (the "401(k) Savings Plan") intended to be qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. All employees over age 21 who have completed at least 1,000 hours in their first year of employment by the Company are eligible to participate in the 401(k) Savings Plan. Employees may contribute to the 401(k) Savings Plan on a tax deferred basis up to 20% of their total annual salary, but in no event more than the maximum permitted by the Code ($10,000 in calendar 1998). The Company matches all employee contributions up to $2,375 per year per employee, and all Company contributions are fully vested. As of December 31, 1997, 115 employees had elected to participate in the 401(k) Savings Plan. For the fiscal year ended December 31, 1997, the Company contribution is an aggregate approximately $52,000 to the 401(k) Savings Plan, of which an aggregate $4,700 was a contribution for Judy G. Carter and C.R. Kinsey, III.

1998 LONG TERM INCENTIVE PLAN

     In May 1998, the Company adopted the SOFTWORKS, Inc. 1998 Long Term Incentive Plan (the "1998 Incentive Plan") in order to motivate qualified employees of the Company, to assist the Company in attracting employees and to align the interests of such persons with those of the Company's stockholders.

     The 1998 Incentive Plan provides for the grant of "incentive stock options" within the meaning of the Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to officers, key employees, consultants and independent contractors of the Company and its affiliates.

     The 1998 Incentive Plan, which will be administered by the Long Term Incentive Plan Administrative Committee of the Board of Directors, authorizes the issuance of a maximum of 3,727,000 shares of Common Stock, which may be either newly issued shares, treasury shares, reacquired shares, shares purchased in the open market or any combination thereof. If any award under the 1998 Incentive Plan terminates, expires unexercised, or is cancelled, the shares of Common Stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. To date, the Company has granted options to purchase 2,300,000 shares of Common Stock under the 1998 Incentive Plan to its officers and key employees. The Company intends to issue options to purchase an aggregate 1,127,000 shares of Common Stock to various other employees upon the closing of this offering. Of the 2,300,000 options granted to date, James A. Cannavino has been granted 600,000 Type I options and 600,000 Type II options, Judy Carter has been granted 150,000 Type I options and 200,000 Type II options, Claude Kinsey has been granted 200,000 Type I options and 250,000 Type II options and each of Jody Miksch, Lisa Welch and Robert McLaughlin has been granted 20,000 Type I options and 80,000 Type II options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company had no Compensation Committee for its fiscal year ended December 31, 1997.

PERSONAL LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Company's Certificate of Incorporation and By-laws contain provisions which reduce the potential personal liability of Directors for certain monetary damages and provide for indemnity of Directors and other persons. The Company is unaware of any pending or threatened litigation against the Company or its Directors that would result in any liability for which such Director would seek indemnification or similar protection.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase the Company's ability to attract and retain qualified persons to serve as Directors. The Company believes that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors has resulted in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. The Company also believes that the increased risk of personal liability without adequate insurance or other indemnity protection for its directors could result in overcautious and less effective direction and management of the Company. Consequently, the Company has agreed to indemnify its Directors and officers and has applied for directors and officers liability insurance. However, there can be no assurance that the Company will be able to obtain such insurance.

     The provisions affecting personal liability do not abrogate a Director's fiduciary duty to the Company and its stockholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a Director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a Director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interests of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that the Company will indemnify its Directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the Director's status as a Director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to stockholders by limiting the liability of officers and Directors to the maximum extent allowable under Delaware law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any stockholders derivative action. However, the provisions do not have the effect of limiting the right of a stockholder to enjoin a Director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken.

     The Company has entered into Indemnification Agreements with certain of its officers and Directors. The Indemnification Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of certain legal proceedings, including amounts paid in settlement by or on behalf of an indemnitee thereunder.

                              CERTAIN TRANSACTIONS

     In prior fiscal years, Computer Concepts provided certain corporate and administrative services to the Company including executive management and professional services (accounting, auditing and legal). These services were performed for $500,000 in each of 1997 and 1996. Prior to 1996, the Company effectively operated independently of Computer Concepts and was responsible for its own expenses. As a result, prior to 1996, Computer Concepts performed no material services nor incurred any material expenses on behalf of the Company. The Company and Computer Concepts also jointly participated in certain employee benefit plans (defined contribution and employee health) and the Company was allocated its applicable share of these costs. Additionally, in prior fiscal years, certain of the Company's employees received part of their compensation in the form of Computer Concepts common stock or options. Upon consummation of this offering, the Company will no longer pay any administrative fees to Computer Concepts.

     Mr. Cannavino, Chairman of the Board of the Company, remains a consultant to Computer Concepts and will receive from Computer Concepts prior to the effective date of the Registration Statement of which this Prospectus is a part 100,000 shares of the Company's Common Stock. The 100,000 shares of Common Stock are to be transferred in consideration for services rendered to Computer Concepts. It is not anticipated that Mr. Cannavino will receive significant additional compensation from Computer Concepts for future consulting services.


     The employment agreement between the Company and Mr. Cannavino provides for the issuance of a $500,000 full recourse loan to him for relocation or other purposes upon the effective date of this offering. The loan shall be interest bearing at the rate of approximately six percent per annum, unsecured, and payable on December 1, 2000, provided that certain accelerated payments are required in the event Mr. Cannavino sells shares of Common Stock.


VOTING TRUST AGREEMENT

     Prior to the completion of the offering, the Company, Computer Concepts, James Cannavino, Daniel DelGiorno, Jr. and Robert Devine, each of whom are members of the Company's Board of Directors and will serve as trustees (the "Trustees"), intend to enter into a Voting Trust Agreement. Pursuant to the Voting Trust Agreement, Computer Concepts will deposit its shares of Common Stock in a voting trust, together with certain shares of Common Stock that may be acquired by its affiliates. The Voting Trust Agreement provides, among other things, that the Trustees will have the right to vote the deposited shares in connection with certain specified major transactions (the "Approval Actions") and that Computer Concepts and its affiliates will have the right to vote for the election of Directors and on other actions other than Approval Actions, except that if an "independent" Trustee (as defined below) ceases to be a Director for any reason or is required to resign as a Director of the Company for failure to remain independent, the remaining independent Trustee(s) will have the right to vote for a successor Director, which Trustee(s) will take direction from the holders of a majority of the shares of Common Stock not held by Computer Concepts and its affiliates. The Voting Trust Agreement requires that each Trustee must be a Director of the Company, that two of the three Trustees must be "independent" and that a Trustee required to be independent who ceases to be so will resign as Trustee and as a Director of the Company. The Voting Trust Agreement does not prevent the pledge of any of the deposited shares. As used in the Voting Trust Agreement, the term "independent" means any Director of the Company who does not derive in excess of $60,000 of compensation from Computer Concepts or its affiliates (other than the Company) in any fiscal year.

     Pursuant to the Agreement, the Company agrees that the following Approval Actions will not be taken without the approval of the Trustees: (i) the sale, lease, encumbrance, assignment, transfer or conveyance of all or substantially all (i.e., 51% or more) of the assets or capital stock of the Company to an acquiring party, or the merger or consolidation of the Company into or with another corporation, if Computer Concepts or one of its affiliates is a party to such transaction; (ii) any filing by the Company or a subsidiary for relief as a debtor under any bankruptcy or similar law, any application by the Company or a subsidiary for the appointment of a receiver, trustee, custodian or similar fiduciary for a substantial portion of the consolidated assets of the Company and its subsidiaries, or the consent by the Company or a subsidiary to any petition or application seeking similar relief which is filed against the Company or the subsidiary, or the voluntary liquidation, dissolution or winding up of the Company; (iii) the declaration or payment of any dividends on any capital stock of the Company; (iv) the incurrence of any liens upon any property or properties of the Company which, individually or in the aggregate, are material to the operations of the Company; (v) the acquisition of any equity security, or any right to acquire any equity security, of any other corporation, other than the Company's formation of one or more wholly-owned subsidiaries (or subsidiaries in which a de minimis number of shares are held by a third party in order to comply with local law), if such other corporation is Computer Concepts or one of its affiliates; (vi) the acquisition of assets outside the ordinary course of business from Computer Concepts or one of its affiliates; (vii) any transaction or proposed transaction between the Company and any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than a Trustee, the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company), pursuant to which such person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities; (viii) any transaction or proposed transaction between the Company and an affiliate or any transaction or proposed transaction between the Company and Computer Concepts for an aggregate consideration in excess of $1 million unless a fairness opinion is obtained from SoundView Financial Group, Inc. or any other independent investment banking institution of national standing appointed by the Company; or (ix) any other transaction which requires stockholder approval under Delaware law to the extent that any of the parties to the Voting Trust Agreement have been advised in writing by counsel that the transaction presents an actual conflict of interest between Computer Concepts and its affiliates and the other holders of Common Stock.

     The Voting Trust Agreement will remain in effect until the earliest of: (i) Computer Concepts and its affiliates collectively ceasing to own 25% or more of the Common Stock, (ii) the acquisition by a person other than Computer Concepts and its affiliates of a greater percentage of the Common Stock than that then owned by Computer Concepts and its affiliates or (iii) 10 years from the date of the Voting Trust Agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of the Common Stock as of July 9, 1998 of (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers, directors and director nominees, and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of Common Stock are beneficially owned, and investment and voting power is held, by the persons named as owners.


                                              SHARES BENEFICIALLY OWNED        PERCENTAGE OWNERSHIP
                                              --------------------------    --------------------------
                                                BEFORE          AFTER        BEFORE         AFTER
          NAME OF BENEFICIAL OWNER             OFFERING       OFFERING      OFFERING    OFFERING(1)(2)
          ------------------------            -----------    -----------    --------    --------------
Computer Concepts Corp.(3)..................  12,983,000     11,483,000       92.2%          71.9%
Internet Tracking & Security Ventures(4)....   1,000,000              0        7.1              0
James A. Cannavino(5).......................     400,000        400,000        2.8            2.5
Judy G. Carter(6)...........................      75,000         75,000          *              *
Claude R. Kinsey III(7).....................     100,000        100,000          *              *
Robert C. McLaughlin(8).....................      10,000         10,000          *              *
Daniel DelGiorno, Jr.(9)....................  13,049,500     11,549,500       92.2           72.0
Robert Devine(10)...........................      42,000         42,000          *              *
Charles Feld(10)............................      42,000         42,000          *              *
All officers and directors as a group (6
  persons) (5)(6)(7)(8)(9)(10)..............  13,718,500     12,218,500       93.2           73.6


---------------
 *  Less than one percent (1%) unless otherwise indicated.

 (1) Includes the issuance of 190,000 shares of Common Stock to a financial advisor.

 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) The address is 80 Orville Drive, Bohemia, New York 11716.

 (4) The address is 50 Charles Lindbergh Boulevard, Uniondale, NY 11553.

 (5) Includes options currently exercisable or exercisable within 60 days to purchase 300,000 shares of Common Stock.

 (6) Includes options currently exercisable or exercisable within 60 days to purchase 75,000 shares of Common Stock.

 (7) Includes options currently exercisable or exercisable within 60 days to purchase 100,000 shares of Common Stock.

 (8) Includes options currently exercisable or exercisable within 60 days to purchase 10,000 shares of Common Stock.

 (9) Includes shares of Common Stock owned by Computer Concepts, as to which Mr. DelGiorno disclaims beneficial ownership. Includes options currently exercisable or exercisable within 60 days to purchase 66,500 shares of Common Stock.

(10) Includes options currently exercisable or exercisable within 60 days to purchase 42,000 shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 150,000,000 shares of Common Stock, $.001 par value per share and 2,000,000 shares of preferred stock, $.001 par value per share ("Preferred Stock").

COMMON STOCK

     General. The Company has 150,000,000 authorized shares of Common Stock, 14,273,000 of which were issued and outstanding prior to the closing of this offering. All shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable, and all shares which are the subject of this Prospectus, when issued and paid for pursuant to this offering, will be validly issued, fully paid and non-assessable.

     Voting Rights. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. The Company's Board of Directors consists of three classes each of which serves for a term of three years. At each annual meeting of the stockholders the Directors in only one class will be elected. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of the issued and outstanding shares of Common Stock can elect all of the Directors of the Company. See "Principal and Selling Stockholders."

     Dividend Policy. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any cash dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Payment of future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore there can be no assurance that any dividends on the Common Stock will be paid in the future. In addition, pursuant to the Voting Trust Agreement, the Company may not declare or pay dividends on the Common Stock without the prior approval of the Trustees. See "Certain Transactions -- Voting Trust Agreement" and "Dividend Policy."

     Miscellaneous Rights and Provisions. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the liquidation or dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities, subject to the rights of holders of Preferred Stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of Preferred Stock. Currently there are no shares of Preferred Stock issued or outstanding.

     The issuance of Preferred Stock by the Company's Board of Directors could adversely affect the rights of holders of shares of Common Stock by, among other things, establishing preferential dividends, liquidation rights or voting power. The issuance of Preferred Stock could be used to discourage or prevent efforts to acquire control of the Company through the acquisition of shares of Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Company's Certificate of Incorporation contains certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person. In addition to the ability to issue Preferred Stock, these provisions are as follows:

          A vote of 66 2/3% of the stockholders is required by the Company's Certificate of Incorporation in order to approve certain transactions including mergers and sales or transfers of all or substantially all of the assets of the Company.

          The Company's By-laws provide that the members of the Company's Board of Directors be classified into three classes: Class I (which consists of Robert Devine) will serve until the Company's 1999 Annual Meeting of Stockholders. Class II (which consists of James A. Cannavino and Judy G. Carter) will serve until the Company's 2000 Annual Meeting of Stockholders. Class III (which consists of Daniel DelGiorno, Jr.) will serve until the Company's 2001 Annual Meeting of Stockholders. After their initial staggered terms, the term of each class will run for three years and expire at successive annual meetings of stockholders. Accordingly, it is expected that it would take a minimum of two annual meetings of stockholders to change a majority of the Board of Directors. Further, Directors may only be removed for cause prior to the expiration of their term of office.

DELAWARE GENERAL CORPORATION LAW

     The Delaware General Corporation Law further contains certain anti-takeover provisions. Section 203 of the Delaware General Corporation Law provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person who owns 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans), or (iii) the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The transfer agent and registrar for the Common Stock is Manhattan Transfer Registrar Co., Lake Ronkonkama, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 15,973,000 shares of Common Stock outstanding. Of these shares, the 4,200,000 shares of Common Stock sold in this offering (4,830,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company), which will be subject to the limitations of Rule 144 adopted under the Securities Act. All of the remaining shares are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, commencing ninety (90) days after the effective date of the Registration Statement of which this Prospectus is a part, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     11,483,000 of the shares of restricted stock outstanding upon completion of this offering (10,853,000 shares if the Underwriters' over-allotment option is exercised in full) have been held for more than one year. Computer Concepts, which owns all of these shares, has agreed that it will not, without the prior written consent of SoundView Financial Group, Inc., sell or otherwise dispose of any shares of Common Stock beneficially owned by it for a period of one year after the effective date of this Prospectus. Following expiration of the lock-up period (or earlier consent of SoundView Financial Group, Inc.), these shares will be eligible for sale subject to the restrictions of Rule 144. The Company intends to register approximately 3,727,000 shares reserved for issuance under its stock option plan. Options and stock issued under the stock option plan shall be subject to a 180 day lock-up period from the closing of this offering. Following this offering, the holder of 190,000 shares of the Common Stock will have certain rights to register those shares under the Securities Act. The sale of a substantial number of these shares in the public market could adversely affect prevailing market prices following the offering.

                                  UNDERWRITING

     Upon the terms and subject to the conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom SoundView Financial Group, Inc. and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 4,200,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
SoundView Financial Group, Inc. ............................
Raymond James & Associates, Inc. ...........................

                                                              ---------

          Total.............................................  4,200,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at
such price less a concession not to exceed $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
$          per share to any other Underwriter and certain other dealers. After the initial public offering of the shares offered hereby, the offering price and other selling terms may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary control.

     Computer Concepts has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 630,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. Such option may be exercised solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The offering of the shares offered hereby is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company, all directors and executive officers of the Company and certain other persons have agreed that, for a period of 180 days, and Computer Concepts has agreed that, for a period of 12 months after the date of this Prospectus, without the prior written consent of SoundView Financial Group, Inc., they will not, with certain limited exceptions, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, other than the shares of Common Stock offered hereby.

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase shares of Common Stock for the purpose of stabilizing the market price for shares of Common Stock. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with this offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase shares of Common Stock in the open market following the completion of this offering to cover all or a portion of the shares of Common Stock or by exercising the Underwriters' over-allotment option referred to above. In addition, SoundView Financial Group, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the other Underwriters whereby it may reclaim from an Underwriter (or a dealer participating in this offering) for the account of the other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, may be discontinued at any time.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock offered hereby will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenue and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the history of and prospects for the Company's business and the industry in which it competes, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS


     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by the law firm of Blau, Kramer, Wactlar & Lieberman, P.C., Jericho, New York. Members of Blau, Kramer, Wactlar & Lieberman, P.C. own options to purchase an aggregate 25,000 shares of Common Stock of the Company. Certain matters will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.


                                    EXPERTS

     The audited financial statements of the Company as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1, pursuant to the Securities Act, with respect to the Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and its exhibits. As of the date of this Prospectus, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith shall file reports, proxy and information statements, and other information with the Commission. The Registration Statement and such reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's web site located at http://www.sec.gov.

                        SOFTWORKS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets As of December 31, 1996 and 1997
  and As of March 31, 1998 (unaudited) (in thousands, except share and per share data).................................  F-3
Consolidated Statements of Operations For the Years Ended
  December 31, 1995, 1996 and 1997 and For the Three Months
  Ended March 31, 1997 (unaudited) and March 31, 1998
  (unaudited) (in thousands, except share and per share
  data).....................................................  F-4
Consolidated Statements of Stockholder's Equity For the
  Years Ended December 31, 1995, 1996 and 1997 and For the
  Three Months Ended March 31, 1998 (unaudited) (in
  thousands, except share data).............................  F-5
Consolidated Statements of Cash Flows For the Years Ended
  December 31, 1995, 1996 and 1997 and For the Three Months
  Ended March 31, 1997 (unaudited) and March 31, 1998
  (unaudited) (in thousands)................................  F-6
Notes to Consolidated Financial Statements As of December
  31, 1996 and 1997 and As of March 31, 1998 (unaudited)....  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SOFTWORKS, Inc.:

     We have audited the accompanying consolidated balance sheets of SOFTWORKS, Inc., a Delaware corporation, and subsidiaries (the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SOFTWORKS, Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
June 29, 1998

                        SOFTWORKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                 DECEMBER 31,
                                                              ------------------     MARCH 31,
                                                               1996       1997         1998
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 1,735    $   360      $   909
  Accounts receivable, net of allowance for doubtful
     accounts of $249, $206, and $185 in 1996, 1997, and
     1998, respectively.....................................    5,962     10,652        6,885
  Installment receivables...................................    2,697      6,148        7,686
  Prepaid expenses and other current assets.................      423        984        1,344
  Deferred tax assets.......................................      472        138          240
                                                              -------    -------      -------
     Total current assets...................................   11,289     18,282       17,064
                                                              -------    -------      -------
  Installment receivables, noncurrent.......................    3,714      6,480        7,173
  Property and equipment, net...............................    1,223      1,523        1,481
  Software development costs, net...........................      948      3,357        3,467
  Goodwill, net of accumulated amortization of $1,728,
     $2,477, and $2,684 in 1996, 1997, and 1998,
     respectively...........................................    4,683      4,611        4,666
  Other assets..............................................      357        734          686
  Deferred tax assets, noncurrent...........................      329        696          825
                                                              -------    -------      -------
          Total assets......................................  $22,543    $35,683      $35,362
                                                              =======    =======      =======

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 2,022    $ 4,689      $ 3,520
  Current portion of long-term debt.........................      225      1,083        1,037
  Deferred maintenance revenue..............................    6,258      6,225        5,848
  Deferred installment revenue..............................    2,461      5,506        6,985
  Due to Parent.............................................    1,147      1,554        1,218
                                                              -------    -------      -------
     Total current liabilities..............................   12,113     19,057       18,608
                                                              -------    -------      -------
  Deferred maintenance revenue, noncurrent..................      249        740          783
  Deferred installment revenue, noncurrent..................    3,950      7,122        7,872
  Long-term debt............................................      351      1,294        1,388
  Payable to Parent for federal income taxes................      525      1,383        1,383
                                                              -------    -------      -------
     Total liabilities......................................   17,188     29,596       30,034
                                                              -------    -------      -------
Commitments and Contingencies
Stockholder's Equity:
  Preferred stock, $.001 par value; 2,000,000 shares
     authorized; none issued or outstanding.................       --         --           --
  Common stock, $.001 par value; 150,000,000 shares
     authorized; 14,083,000 shares issued and outstanding...       14         14           14
  Additional paid-in capital................................    5,549      5,549        5,549
  Retained (deficit) earnings...............................     (208)       578         (189)
  Accumulated other comprehensive loss......................       --        (54)         (46)
                                                              -------    -------      -------
     Total stockholder's equity.............................    5,355      6,087        5,328
                                                              -------    -------      -------
          Total liabilities and stockholder's equity........  $22,543    $35,683      $35,362
                                                              =======    =======      =======


 The accompanying notes are an integral part of these consolidated statements.

                        SOFTWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1995          1996          1997          1997          1998
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenue:
  Software licenses.............  $     5,718   $     8,611   $    16,633   $     2,295   $     3,736
  Maintenance...................        5,908         7,914         9,957         2,371         2,551
  Professional services.........           --            --           180            --           309
                                  -----------   -----------   -----------   -----------   -----------
     Total revenue..............       11,626        16,525        26,770         4,666         6,596
                                  -----------   -----------   -----------   -----------   -----------
Cost of revenue (exclusive of
  amortization and depreciation
  shown separately below):
  Software licenses.............          432           424           580           101           439
  Maintenance...................        3,687         3,664         5,513         1,163         1,646
  Professional services.........           --            --           155            --           225
                                  -----------   -----------   -----------   -----------   -----------
     Total cost of revenue......        4,119         4,088         6,248         1,264         2,310
                                  -----------   -----------   -----------   -----------   -----------
Gross margin....................        7,507        12,437        20,522         3,402         4,286
                                  -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Sales and marketing...........        4,262         6,161        12,463         2,305         3,395
  General and administrative....        1,619         2,217         2,791           884         1,102
  Amortization and
     depreciation...............        2,088         1,596         1,972           436           490
  Research and development......          908           967         1,480           273           272
  Impairment on goodwill........        1,320            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
     Total operating expenses...       10,197        10,941        18,706         3,898         5,259
                                  -----------   -----------   -----------   -----------   -----------
(Loss) income before (benefit)
  provision for income taxes....       (2,690)        1,496         1,816          (496)         (973)
(Benefit) provision for income
  taxes.........................         (979)          704         1,030          (163)         (206)
                                  -----------   -----------   -----------   -----------   -----------
Net (loss) income...............  $    (1,711)  $       792   $       786   $      (333)  $      (767)
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted net (loss)
  income per share..............  $     (0.12)  $      0.06   $      0.06   $     (0.02)  $     (0.05)
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted weighted
  average shares outstanding....   14,083,000    14,083,000    14,083,000    14,083,000    14,083,000
                                  ===========   ===========   ===========   ===========   ===========


 The accompanying notes are an integral part of these consolidated statements.

                        SOFTWORKS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                    ACCUMULATED
                                       COMMON STOCK       ADDITIONAL   RETAINED        OTHER           TOTAL
                                    -------------------    PAID-IN     (DEFICIT)   COMPREHENSIVE   STOCKHOLDER'S   COMPREHENSIVE
                                      SHARES     AMOUNT    CAPITAL     EARNINGS        LOSS           EQUITY       (LOSS) INCOME
                                    ----------   ------   ----------   ---------   -------------   -------------   -------------
BALANCE, January 1, 1995..........  14,083,000    $14       $5,489      $   711        $ --           $ 6,214
  Contribution to capital.........          --     --           60           --          --                60
  Net loss and comprehensive
    loss..........................          --     --           --       (1,711)         --            (1,711)        $(1,711)
                                    ----------    ---       ------      -------        ----           -------         =======
BALANCE, December 31, 1995........  14,083,000     14        5,549       (1,000)         --             4,563
  Net income and comprehensive
    income........................          --     --           --          792          --               792         $   792
                                    ----------    ---       ------      -------        ----           -------         =======
BALANCE, December 31, 1996........  14,083,000     14        5,549         (208)         --             5,355
  Foreign currency translation
    adjustment....................          --     --           --           --         (54)              (54)        $   (54)
  Net income......................          --     --           --          786          --               786             786
                                    ----------    ---       ------      -------        ----           -------         -------
    Total comprehensive income....                                                                                    $   732
                                                                                                                      =======
BALANCE, December 31, 1997........  14,083,000     14        5,549          578         (54)            6,087
  Foreign currency translation
    adjustment (unaudited)........          --     --           --           --           8                 8         $     8
  Net loss (unaudited)............          --     --           --         (767)         --              (767)           (767)
                                    ----------    ---       ------      -------        ----           -------         -------
    Total comprehensive (loss)
      (unaudited).................                                                                                    $  (759)
                                                                                                                      =======
BALANCE, March 31, 1998
  (unaudited).....................  14,083,000    $14       $5,549      $  (189)       $(46)          $ 5,328
                                    ==========    ===       ======      =======        ====           =======


 The accompanying notes are an integral part of these consolidated statements.

                        SOFTWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                          THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                      ------------------------------    ----------------
                                                       1995       1996        1997       1997      1998
                                                      -------    -------    --------    ------    ------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.................................  $(1,711)   $   792    $    786    $ (333)   $ (767)
  Adjustments to reconcile net (loss) income to net
    cash provided by (used in) operating
    activities --
    Amortization and depreciation:
      Property and equipment........................      432        505         697       147       180
      Software development costs....................      509        543         689       149       170
      Goodwill......................................    1,238        659         749       177       207
    Provision for doubtful accounts.................        5         50          75        75        55
    Loss on disposal of property and equipment......       22          2          --        --        --
    Impairment on goodwill..........................    1,320         --          --        --        --
    Deferred tax (benefit) provision................   (1,070)       569         (33)     (184)     (231)
  Changes in operating assets and liabilities --
    Accounts receivable and installment
    receivables.....................................   (1,260)    (8,598)    (11,002)     (343)    1,480
    Inventories.....................................        2         --          --        --        --
    Prepaid expenses and other current assets.......       63       (314)       (561)     (151)     (360)
    Other assets....................................       39       (306)       (377)       10        48
    Accounts payable and accrued expenses...........      (42)       761       2,515      (195)     (936)
    Deferred revenue................................    1,017      8,071       6,675       486     1,895
                                                      -------    -------    --------    ------    ------
      Net cash provided by (used in) operating
         activities.................................      564      2,734         213      (162)    1,741
                                                      -------    -------    --------    ------    ------
Cash flows from investing activities:
  Purchases of property and equipment...............     (515)      (445)       (990)     (258)     (138)
  Software development and technology purchases.....     (546)      (359)     (1,044)      (96)     (388)
  Additional consideration for SOFTWORKS, Inc.
    acquisition.....................................     (327)      (478)       (522)     (224)     (269)
                                                      -------    -------    --------    ------    ------
      Net cash used in investing activities.........   (1,388)    (1,282)     (2,556)     (578)     (795)
                                                      -------    -------    --------    ------    ------
Cash flows from financing activities:
  Net borrowings from (advances to) Parent..........      728        145         407        15      (336)
  Change in amount payable to Parent for federal
    income taxes....................................       --         --         858        --        --
  Repayments of long-term debt......................      (94)      (190)       (253)      (61)      (69)
  Proceeds from long-term debt......................      111        161          --        --        --
                                                      -------    -------    --------    ------    ------
      Net cash provided by (used in) financing
         activities.................................      745        116       1,012       (46)     (405)
                                                      -------    -------    --------    ------    ------
Effect of exchange rate changes on cash and cash
  equivalents.......................................       --         --         (44)       --         8
                                                      -------    -------    --------    ------    ------
Net (decrease) increase in cash and cash
  equivalents.......................................      (79)     1,568      (1,375)     (786)      549
Cash and cash equivalents, beginning of period......      246        167       1,735     1,735       360
                                                      -------    -------    --------    ------    ------
Cash and cash equivalents, end of period............  $   167    $ 1,735    $    360    $  949    $  909
                                                      =======    =======    ========    ======    ======
Supplemental disclosure of cash flow information:
  Interest paid.....................................  $    45    $    46    $     44    $   13    $   10
                                                      -------    -------    --------    ------    ------
  Income tax paid (refunded)........................  $    91    $    40    $    (96)   $   --    $   14
                                                      =======    =======    ========    ======    ======
Supplemental schedule of noncash investing and
  financing activities:
  Assumption of long term debt from capitalized
    software technology (Note 7)....................  $    --    $    --    $  2,160    $   --    $   --
                                                      =======    =======    ========    ======    ======


 The accompanying notes are an integral part of these consolidated statements.

                        SOFTWORKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     AS OF DECEMBER 31, 1996, AND 1997 AND AS OF MARCH 31, 1998 (UNAUDITED)

1.  ORGANIZATION AND NATURE OF OPERATIONS:

  The Company

     SOFTWORKS, Inc. ("SOFTWORKS" or the "Company") designs, develops, markets, and supports systems management software products for enterprise computing environments primarily in the United States. SOFTWORKS wholly-owns subsidiaries in the United Kingdom, France, Brazil, Australia, Italy, and Spain which operate primarily as sales offices. SOFTWORKS was incorporated in 1977 under the state laws of Maryland and reincorporated in 1998 under the state laws of Delaware. In 1993, SOFTWORKS was acquired by Computer Concepts Corp. (the "Parent" or the "Stockholder"), which is a publicly traded company listed on the Nasdaq SmallCap Exchange under the symbol "CCEE."

  Public Offering

     On May 28, 1998, the Board of Directors of SOFTWORKS, in conjunction with the Parent, authorized management of SOFTWORKS to file a registration statement with the Securities and Exchange Commission permitting SOFTWORKS to sell 1,700,000 shares of common stock to the public as well as 2,500,000 shares of SOFTWORKS' common stock owned by the existing Stockholder (the "Offering").

  Increase in Authorized Shares and Stock Split

     SOFTWORKS has restated its articles of incorporation to increase the number of authorized shares to 2,000,000 of preferred shares and 150,000,000 of common shares. Additionally, on May 28, 1998, the Board of Directors of SOFTWORKS effected a 5,000-for-1 stock split. Further, on June 29, 1998, the Board of Directors of SOFTWORKS declared and issued a stock dividend of 583,000 shares of Common Stock to its Stockholder. The effects of the stock split, and stock dividend have been given retroactive application in the consolidated financial statements for all periods presented.

  Voting Trust Agreement

     In conjunction with the Offering, shares owned by the Parent will be placed in a voting trust. The voting power of the trust will be held by three trustees who will be members of the Board of Directors of SOFTWORKS. One trustee will be the Chairman of the Parent and the remaining two trustees will be directors who do not have a significant financial interest in the Parent, of which one is the Chairman of SOFTWORKS. The agreement provides that upon a change in either of the remaining two trustees, the non-Parent stockholders have control of the selection of the successor director/trustee. This agreement remains in effect until the Parent reduces its ownership to 25% of SOFTWORKS.

  Principles of Consolidation

     The consolidated financial statements include the accounts of SOFTWORKS and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

  Risks and Other Factors

     As a company that develops, markets, licenses and supports a family of enterprise systems management software products for data and storage management and performance management, SOFTWORKS faces certain risks. These include dependence on proprietary technology, rapid technological change, errors or failures in its products, dependence on key personnel, challenges in recruiting personnel and a highly competitive marketplace.

                        SOFTWORKS, INC. AND SUBSIDIARIES

     After the Offering, the Parent will continue to own more than 50% of the outstanding shares of the Company. The Parent received a going concern opinion with respect to its audited financial statements for the year ended December 31, 1997. Under certain circumstances, the Parent's financial condition may influence its decisions as the controlling stockholder of the Company. The voting trust agreement noted above gives the majority of trustees control over significant corporate actions, including certain disposition or encumbrance of assets and the payment of dividends.

2.  SIGNIFICANT ACCOUNTING POLICIES:

  Interim Financial Information

     The unaudited consolidated balance sheet as of March 31, 1998, and the unaudited consolidated statements of operations and cash flows for the three months ended March 31, 1997 and 1998, have been prepared by the Company and in the opinion of management include all adjustments, consisting only of normal recurring accruals, which management considers necessary for fair presentation of the financial statements for such periods. The Company's results of operations for the three months ended March 31, 1998, are not necessarily indicative of results that may be expected for any other future interim periods or for the year ending December 31, 1998. Demand for the Company's products has historically been higher during the fourth quarter, primarily due to the capital spending trends of its customers, which has resulted in higher software license revenue in that period and lower software license revenue in the first quarter.

  Revenue Recognition


     Revenue from the sale of perpetual and term software licenses are recognized, net of provisions for returns, at the time of delivery and acceptance of software products by the customer, when collectibility is probable. The Company provides customers with the option to pay for license fees in one lump sum or generally in equal annual installments over extended periods of time, generally three to five years. In such instances, the Company does not consider sales contracts with amounts due for periods greater than one year from delivery, fixed and determinable, and accordingly recognizes such amounts as revenue when they become due. Maintenance revenue that is bundled with an initial license fee is deferred and recognized ratably over the maintenance period. Amounts deferred for maintenance are based on the fair value of equivalent maintenance services sold separately. Revenue from professional services, such as training and staff augmentation, is recognized as the services are performed.


     The American Institute of Certified Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"), which superceded Statement of Position 91-1 "Software Revenue Recognition." SOP 97-2 provides additional guidance with respect to multiple element arrangements; returns, exchanges, and platform transfer rights; resellers; services; funded software development arrangements; and contract accounting. The Company implemented SOP 97-2 for the year ended December 31, 1997. The adoption of SOP 97-2 was not material to the Company's revenue recognition policy for software transactions.

  Cash Equivalents

     The Company considers all highly liquid instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

  Installment Receivables

     Perpetual license agreements may be executed under installment payment plans generally with annual payment terms for three to five years. Revenue and related sales commissions are deferred and recognized as payments become due.

                        SOFTWORKS, INC. AND SUBSIDIARIES

  Property and Equipment

     Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Capitalized lease assets are amortized over the shorter of the lease term or the service life of the related assets.

  Software Development Costs

     Costs associated with the development of software products are generally capitalized once technological feasibility is established. Purchased software technologies are recorded at cost and software technologies acquired in purchase business transactions are recorded at their estimated fair value. Software costs associated with technology development and purchased software technologies are amortized using the greater of the ratio of current revenue to total projected revenue for a product or the straight line method. Amortization of software costs begins when products become available for general customer release. Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the accompanying consolidated statements of operations.

  Goodwill

     In connection with its acquisition by the Parent in 1993 under which there was a change in 100 percent of the Company's equity interests, the excess of the acquisition cost of the Company over the then fair value of its tangible and intangible net assets (or goodwill) has been recorded on the books of the Company, using "push-down" accounting. The goodwill is being amortized over a ten year period.

  Impairment of Long-Lived Assets

     The Company reviews its long-lived assets, including goodwill resulting from business acquisitions, capitalized software development costs, and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. The Company has determined that as of December 31, 1997, there has been no impairment in the carrying value of long-lived assets.

  Income Taxes

     The Company's results are included in the consolidated Federal income tax returns of the Parent. Income taxes are calculated as if the Company filed on a separate return basis and the amount of current income tax expense or benefit is either owed to or due from the Parent. Separate provisions for income taxes have been determined for wholly-owned foreign subsidiaries which are consolidated for SOFTWORKS' financial reporting, but not eligible to be included in the Parent's consolidated U.S. Federal income tax return. Withholding taxes payable to various other foreign countries are also included in the current foreign tax provision.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." ("SFAS No. 109"). SFAS No. 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates. SFAS No. 109 requires that the net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

                        SOFTWORKS, INC. AND SUBSIDIARIES

  Basic and Diluted Net (Loss) Income Per Share

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and has been implemented for all periods presented. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For all periods presented the Company had no potentially dilutive securities, as a result the basic and diluted earnings per share amounts are identical.

     Basic and diluted net earnings per share is also computed pursuant to SEC Staff Accounting Bulletin No. 98 ("SAB 98"). SAB 98 requires that all equity instruments issued at nominal prices, prior to the effective date of an initial public offering, be included in the calculation of basic and diluted net income
(loss) per share as if they were outstanding for all periods presented. To date the Company has not had any nominal issuances or grants at nominal prices.

  Foreign Currency

     The functional currency for all of the Company's foreign operations is the subsidiary's local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and revenue and expense accounts and cash flows are translated at average exchange rates during the period. Gains and losses resulting from translation are recorded as accumulated other comprehensive income in stockholder's equity. Transaction gains and losses are recognized in the consolidated statements of operations as incurred.

     Included in cash and cash equivalents at December 31, 1996, December 31, 1997 and March 31, 1998 (unaudited) is approximately $619,000, $278,000 and $337,000, respectively, of cash denominated in various foreign currencies.

  Concentrations and Fair Value of Financial Instruments

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade accounts receivables. At December 31, 1997, the Company's cash investments are held at various financial institutions, which limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade accounts receivables are limited due to the large number of customers comprising the Company's revenue base and their dispersion across different industries and geographic areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

  Use of Estimates

     In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses, during the reporting period. Actual results could differ from those estimates.

                        SOFTWORKS, INC. AND SUBSIDIARIES

3.  ACQUISITION OF DBOPEN, INC.:

     In October 1994, the Company entered into an agreement to acquire DBopen, Inc. ("DBopen"), a provider of personal computer database administration tools employing client/server technology. In connection with the acquisition, the Parent issued $939,000 of restricted common stock and assumed long-term debt of approximately $423,000. The acquisition was accounted for as a purchase and, accordingly, DBopen's assets and liabilities were recorded at their fair values as of December 31, 1994 and the operations of DBopen were included in the Company's operations as of that date. The cost of the acquisition exceeded the fair value of net assets acquired by $1,916,000 and was recorded as goodwill.

     As a result of limited sales and changing market conditions during late 1995, it became apparent that significant additional expenditures would have to be incurred in order to modify the DBopen products to meet such changing market conditions. In the opinion of management, such additional costs would exceed the projected benefits and the decision was made to discontinue the products. Consistent with this business decision, the Company wrote-off the remaining carrying value of its investment in DBopen of $1,320,000 in the fourth quarter of 1995.

4.  INSTALLMENT RECEIVABLES AND DEFERRED INSTALLMENT REVENUE:

     During 1996, the Company began offering customers extended payment terms to purchase software. The payment schedule for installment receivables, noncurrent, at December 31, 1997, is as follows (in thousands):

Due in 1999.........................................  $4,161
Due in 2000.........................................   1,422
Due in 2001.........................................     897
                                                      ------
                                                      $6,480
                                                      ======

     Deferred installment revenue which relates to the installment receivables is scheduled to be earned as follows (in thousands):

                                                       SOFTWARE
                                                       LICENSES    MAINTENANCE     TOTAL
                                                       --------    -----------    -------
Earned in 1998.......................................   $5,059       $  447       $5,506
                                                        ======       ======       ======
Earned in 1999.......................................   $3,506       $1,043       $4,549
Earned in 2000.......................................    1,181          428        1,609
Earned in 2001.......................................      745          171          916
Earned in 2002.......................................       --           48           48
                                                        ------       ------       ------
                                                        $5,432       $1,690       $7,122
                                                        ======       ======       ======

5.  PREPAID EXPENSES AND OTHER ASSETS:

     Included in prepaid expenses and other current assets are prepaid commissions of $211,000, $511,000 and $1,006,000 at December 31, 1996, December
31, 1997 and March 31, 1998 (unaudited), respectively. Also included in other assets are noncurrent prepaid commissions of $289,000, $538,000 and $585,000 at December 31, 1996, December 31, 1997 and March 31, 1998 (unaudited), respectively.

                        SOFTWORKS, INC. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                                            DECEMBER 31,
                                          USEFUL LIFE    ------------------     MARCH 31,
                                           IN YEARS       1996       1997         1998
                                          -----------    -------    -------    -----------
                                                                               (UNAUDITED)
Computer equipment and software.........    3 to 7       $ 1,636    $ 2,565      $ 2,698
Furniture and fixtures..................    5 to 7           163        204          209
Leasehold improvements..................         7           473        500          500
                                                         -------    -------      -------
                                                           2,272      3,269        3,407
Less accumulated depreciation and
  amortization..........................                  (1,049)    (1,746)      (1,926)
                                                         -------    -------      -------
Property and equipment, net.............                 $ 1,223    $ 1,523      $ 1,481
                                                         =======    =======      =======

7.  SOFTWARE DEVELOPMENT COSTS:

     Software development costs consist of the following (in thousands):


                                                         DECEMBER 31,
                                                      ------------------     MARCH 31,
                                                       1996       1997         1998
                                                      -------    -------    -----------
                                                                            (UNAUDITED)
Capitalized software development costs..............  $   478    $ 1,242      $ 1,617
Purchased and acquired software technologies for
  resale............................................    1,894      4,228        4,133
                                                      -------    -------      -------
                                                        2,372      5,470        5,750
Less accumulated depreciation.......................   (1,424)    (2,113)      (2,283)
                                                      -------    -------      -------
Software development costs, net.....................  $   948    $ 3,357      $ 3,467
                                                      =======    =======      =======



     In July 1997, the Company acquired from Cognizant Technology Solutions Corporation ("CTS") the rights to technology (the "Technology") that complement the Company's existing Year 2000 product solutions. Pursuant to the software distribution agreement, in exchange for the Technology rights, the Company is required to pay CTS a royalty on sales of the Technology at defined rates subject to minimum annual royalties as follows: $100,000 in 1997, $900,000 in 1998, $1,400,000 in 1999 and $400,000 in 2000. An asset equal to the present value of the minimum annual royalties of $2,160,000 has been recorded as purchased and acquired software technologies for resale and is being amortized over the five year term of the agreement. The payment obligation is recorded as long-term debt.


8.  ACQUISITION BY THE PARENT:

     In September 1993, the Company was acquired by the Parent and the acquisition was accounted for using the purchase method of accounting. Accordingly, assets and liabilities were recorded at their fair values as of the effective date of the acquisition, and the operations of the Company have been included in the Parent's consolidated statements of operations since that date. The purchase price approximated $5,700,000 (payable in cash and restricted common stock of the Parent) and originally resulted in $5,484,000 of goodwill related to the excess of cost over the fair value of net assets acquired. The acquisition agreement also requires the Company to make additional contingent purchase consideration payments to two of the Company's former stockholders based upon certain product revenue for the three-year period ending September 1998, up to a maximum of $1,000,000 each, for an aggregate maximum of $2,000,000. Through March 31, 1998 (unaudited), the Company has incurred a liability of $1,864,000 ($1,596,000 of which has been paid) to the

                        SOFTWORKS, INC. AND SUBSIDIARIES
nonemployee former stockholders, which has been treated as additional consideration in connection with the acquisition and, accordingly, added to the goodwill related to the acquisition.


9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following (in thousands):


                                                         DECEMBER 31,
                                                      ------------------     MARCH 31,
                                                       1996       1997         1998
                                                      -------    -------    -----------
                                                                            (UNAUDITED)
Trade accounts payable..............................  $   515    $ 1,834      $1,613
Accrued payroll and benefits........................      643        579         528
Commissions payable.................................      556      1,368         669
Other accrued expenses..............................      308        908         710
                                                      -------    -------      ------
                                                      $ 2,022    $ 4,689      $3,520
                                                      =======    =======      ======


10.  TRANSACTIONS WITH THE PARENT:


     The Parent provides certain corporate and administrative services to the Company, including executive management and professional services (accounting, auditing, and legal). These services were performed for $500,000 in the years ended December 31, 1996 and 1997, and $125,000 for the three months ended March 31, 1997 (unaudited) and 1998 (unaudited). These costs were allocated to the Company based on a proportional cost allocation method. Prior to 1996, the Company effectively operated independently of its Parent and was responsible for its own expenses. As a result, prior to 1996 the Parent performed no material services nor incurred any material expenses on behalf of the Company. The Company and its Parent also jointly participate in certain employee benefit plans (defined contribution and employee health), and the Company is allocated a portion of these costs on an incremental basis.



     Management believes that the intercompany charges and cost allocations are reasonable and approximate the expenses that the Company would have incurred had it been operating as a stand-alone entity. Subsequent to the Offering contemplated by this prospectus, the Company will perform the corporate and administrative functions directly, using its own resources or purchased services, and will be responsible for the costs and expenses associated with the management of a public corporation. At March 31, 1998, the Company owed the Parent $2,601,000, which will be repaid with proceeds from the Offering.



     Additionally, certain Company employees receive part of their compensation in the form of the Parent's common stock or options. Included in the Company's consolidated statements of operations are noncash compensation charges related to the fair value of the Parent's common stock issued and noncash compensation charges related to the intrinsic value of stock options granted pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees". Charges for both stock and options totaled $0, $187,000, and $18,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

                        SOFTWORKS, INC. AND SUBSIDIARIES

     If the Company had elected to recognize compensation expense based upon the fair value of the options at the date of the grant consistent with the methodology prescribed by SFAS Statement No. 123, "Accounting For Stock-Based Compensation," the effect on the Company's net (loss) income would be as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1995      1996     1997
                                                            -------    -----    -----
Net (loss) income:
  As reported.............................................  $(1,711)   $ 792    $ 786
  Pro forma...............................................   (1,752)     672      598
Basic and diluted (loss) income per share:
  As reported.............................................  $ (0.12)   $0.06    $0.06
  Pro forma...............................................    (0.12)    0.05     0.04

     The fair value of options granted during 1995, 1996, and 1997, respectively, is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility ranging from 79% to 130%, (2) risk-free interest rates ranging from 5.4% to 6.25% and (3) expected lives ranging from 1.1 to 3.9 years.

11.  INCOME TAXES:

     The following table summarizes components of income (loss) before income taxes and the (benefit from) provision for both current and deferred income taxes.

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1995       1996      1997
                                                          -------    ------    ------
(Loss) income before (benefit from) provision for income
  taxes:
  United States.........................................  $(2,602)   $1,471    $2,579
  Foreign...............................................      (88)       25      (763)
                                                          -------    ------    ------
          Total.........................................  $(2,690)   $1,496    $1,816
                                                          =======    ======    ======
(Benefit from) provision for income taxes:
  Current --
     United States......................................  $    --    $   --    $  858
     Foreign............................................       91       135        55
     State and other....................................       --        --       150
                                                          -------    ------    ------
                                                               91       135     1,063
                                                          -------    ------    ------
  Deferred --
     United States......................................     (926)      505       (27)
     Foreign............................................       16       (16)       --
     State and other....................................     (160)       80        (6)
                                                          -------    ------    ------
                                                           (1,070)      569       (33)
                                                          -------    ------    ------
          Total.........................................  $  (979)   $  704    $1,030
                                                          =======    ======    ======

                        SOFTWORKS, INC. AND SUBSIDIARIES

     The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate for financial statement purposes:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------    -----    -----
U.S. Federal statutory tax rate.............................  (34.0)%   34.0%    34.0%
State and local taxes, net of U.S. federal tax effect.......   (5.7)     6.8      3.5
Non-U.S. taxes..............................................    2.2      5.9      2.0
Foreign operating loss (income).............................    1.1     (0.6)    14.3
Other.......................................................     --      1.0      2.9
                                                              -----     ----     ----
Effective tax rate..........................................  (36.4)%   47.1%    56.7%
                                                              =====     ====     ====

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets are summarized as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1996    1997
                                                              ----    -----
Current:
  Net operating loss carryforwards -- U.S...................  $414    $  --
  Accruals and reserves.....................................    58      138
                                                              ----    -----
                                                               472      138
                                                              ----    -----
Long-Term:
  Fixed and intangible assets...............................   190      347
  Capitalized software......................................   139      349
  Net operating loss carryforwards -- foreign...............    --      229
  Valuation allowance on foreign net operating loss
     carryforwards..........................................    --     (229)
                                                              ----    -----
                                                               329      696
                                                              ----    -----
  Net deferred tax assets...................................  $801    $ 834
                                                              ====    =====

     In 1997, the Company utilized federal net operating losses generated in 1995 and 1996, aggregating $1,000,000. Included in the deferred tax assets as of December 31, 1997 are net operating losses from foreign subsidiaries in the amount of $763,000, resulting in a deferred tax benefit of $229,000. Most of the net operating loss carryforwards have no expiration date. The Company has provided for full valuation allowances of these foreign net operating losses due to the uncertainty of future income estimates.

12.  STOCKHOLDER'S EQUITY:

  Stock Option Plan

     In May 1998, the Company adopted the SOFTWORKS, Inc. 1998 Long Term Incentive Plan (the "1998 Incentive Plan") which authorizes the issuance of a maximum of 3,727,000 shares of Common Stock. The 1998 Incentive Plan provides for grants of options to officers, key employees, consultants and independent contractors of the Company and its affiliates. The 1998 Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, performance grants and other types of awards. This plan is administered by the Long Term Incentive Plan Administrative Committee of the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1998 Incentive Plan, to determine which eligible participants will receive options, the time when options will be granted and the terms of options granted. As of June 29, 1998, the Company has not granted any options to purchase shares of Common Stock under the 1998 Incentive Plan.

                        SOFTWORKS, INC. AND SUBSIDIARIES

  Stock Split and Stock Dividend

     In May 1998, the Company declared and issued a stock dividend, to its sole Stockholder of 2,640 shares (pre-split) of Common Stock. This dividend brought the total outstanding shares at the time of the stock dividend to 2,700 (pre-split). On a post 5,000-for-1 split basis (see Note 1) the Common Stock outstanding is 13,500,000. Because of its magnitude, the stock dividend has been treated as a stock split. The effects of the stock dividend and the 5,000-for-1 stock split have been given retroactive application in the consolidated financial statements for all periods presented.

     On June 29, 1998, the Company declared and issued a stock dividend of 583,000 shares of Common Stock to its Stockholder. The effects of this stock dividend have also been given retroactive application in the consolidated financial statements for all periods presented.

13.  COMMITMENTS AND CONTINGENCIES:

  Royalty Commitments

     The Company has entered into royalty agreements with several employees of the Company. These agreements call for royalties ranging from 1% to 10% on various product revenue. These agreements range in term from three to five years and contain no provisions for minimum royalties. One agreement is with an officer of the Company and has resulted in royalty expense of $64,000, $98,000, and $188,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The agreement with this officer will be terminated in conjunction with the signing of an employment agreement in 1998.

  Leases

     The Company leases certain computer equipment under long-term non-cancelable leases which are classified as capital leases and are included as part of property and equipment. Operating leases are primarily for office space, equipment and automobiles.

     At December 31, 1997, the future minimum lease payments under operating and capital leases are summarized as follows:

                                                            OPERATING    CAPITAL
                 YEAR ENDING DECEMBER 31,                    LEASES      LEASES
                 ------------------------                   ---------    -------
1998......................................................   $  647        $63
1999......................................................      559         --
2000......................................................      494         --
2001......................................................      347         --
2002......................................................      101         --
                                                             ------        ---
          Total...........................................    2,148         63
Amounts representing interest.............................       --         (2)
                                                             ------        ---
          Net.............................................   $2,148        $61
                                                             ======        ===

     Rent expense approximated $391,000, $522,000, $896,000, $193,000 and
$292,000 for the years ended December 31, 1995, 1996, and 1997, and for the three months ended March 31, 1997 (unaudited) and March 31, 1998 (unaudited), respectively.

  Employee 401(k) Savings Plan

     The Company provides pension benefits to eligible employees through a 401(k) plan sponsored jointly by the Company and the Parent. The Company's allocable share of employer matching contributions to this

                        SOFTWORKS, INC. AND SUBSIDIARIES

401(k) plan approximated $26,000, $36,000, $52,000, $15,000 and $19,000 for the
years ended December 31, 1995, 1996, and 1997, and for the three months ended March 31, 1997 (unaudited) and March 31, 1998 (unaudited), respectively.


  Employment Agreements



     The Company is in the process of negotiating employment agreements in an effort to retain several key employees. The employment agreements are expected to have terms in excess of one year and will include provisions typically found in such agreements with respect to confidentiality, severance and incentives.


14.  GEOGRAPHIC INFORMATION:

     The Company is primarily engaged in a single line of business. Geographic data is summarized between the United States and Foreign. Foreign consists of operations through the Company's foreign subsidiaries in the United Kingdom, France, Brazil, Australia, Spain and Italy, as well as sales generated through foreign distributors primarily in Europe and Asia. Geographic data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for all periods presented as follows (in thousands):


                                                                     THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          MARCH 31,
                                       ---------------------------   -------------------
                                        1995      1996      1997       1997       1998
                                       -------   -------   -------   --------   --------
                                                                         (UNAUDITED)
Revenue:
  United States......................  $ 8,894   $11,643   $22,038   $ 3,647    $ 5,290
  Foreign............................    2,732     4,882     4,732     1,019      1,306
                                       -------   -------   -------   -------    -------
          Total......................  $11,626   $16,525   $26,770   $ 4,666    $ 6,596
                                       =======   =======   =======   =======    =======
Operating (Loss) Income:
  United States......................  $(2,843)  $   590   $ 2,356   $  (263)   $  (384)
  Foreign............................      153       906      (540)     (233)      (589)
                                       -------   -------   -------   -------    -------
          Total......................  $(2,690)  $ 1,496   $ 1,816   $  (496)   $  (973)
                                       =======   =======   =======   =======    =======
Identifiable Assets:
  United States......................  $12,348   $21,272   $33,015   $21,240    $31,897
  Foreign............................      418     1,271     2,668     1,152      3,465
                                       -------   -------   -------   -------    -------
          Total......................  $12,766   $22,543   $35,683   $22,392    $35,362
                                       =======   =======   =======   =======    =======

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   12
Dividend Policy.......................   12
Dilution..............................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   25
Management............................   34
Certain Transactions..................   39
Principal and Selling Stockholders....   41
Description of Capital Stock..........   42
Shares Eligible for Future Sale.......   44
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Available Information.................   47
Index to Financial Statements.........  F-1


  UNTIL               , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                4,200,000 Shares

                                [SOFTWORKS LOGO]
                                   SOFTWORKS

                                  Common Stock
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                        SoundView Financial Group, Inc.
                        Raymond James & Associates, Inc.
                                            , 1998
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the distribution, all of which shall be borne by the Company, are as follows:

                            ITEM                               AMOUNT
                            ----                              --------
SEC registration fee........................................  $ 14,394
NASD filing fee.............................................     5,325
Nasdaq Application..........................................    90,500
Blue Sky fees and expenses (including legal fees)...........    12,000
Transfer Agent fees.........................................     3,950
Accounting fees and expenses................................   250,000
Legal fees and expenses.....................................   245,000
Printing and Engraving fees.................................   105,000
Miscellaneous...............................................    23,831
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "Delaware Act"), subject to the procedures and limitations stated therein, to indemnify certain parties. Section 145 of the Delaware Act provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation and By-laws contain provisions that limit the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The Company has applied for officers and directors liability insurance. The Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its stockholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction that involves a conflict between the interests of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions, including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that the Company will indemnify its directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (stockholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance.

     These provisions diminish the potential rights of action that might otherwise be available to stockholders by limiting the liability of officers and directors to the maximum extent allowable under Delaware law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any stockholders derivative action. However, the provisions do not have the effect of limiting the right of a stockholder to enjoin a director from taking actions in breach of the director's fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken.

     The Company has entered into indemnification agreements with certain of its officers. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a legal proceeding, including amounts paid in settlement by or on behalf of an indemnitee thereunder.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In May 1998, the Company effected a reincorporation into the State of Delaware pursuant to an agreement and plan of merger by and between the Company and SOFTWORKS, Inc., a Maryland corporation (the "Merger"). The issuance of shares by the Company in connection with the Merger was exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBITS
--------
     1.1   Form of Underwriting Agreement*
     1.2   Form of Agreement Among Underwriters*
     1.3   Form of Selected Dealer Agreement*
     3.1   Certificate of Incorporation of the Registrant*
     3.2   By-laws of the Registrant*
     4.1   Specimen Common Stock Certificate*
     5.1   Form of Opinion and Consent of Blau, Kramer, Wactlar &
           Lieberman, P.C. regarding the legality of the securities
           being registered*
     9     Form of Voting Trust Agreement*
    10.1   Lease Agreement dated June 14, 1994 between the Registrant and WHT Real Estate Limited Partnership*
    10.2   First Amendment to Lease Agreement*

EXHIBITS
--------
    10.3   Second Amendment to Lease Agreement*
    10.4   1998 Long Term Incentive Plan*
    10.5   Employment Agreement between the Registrant and James
           Cannavino*
    10.6   Employment Agreement between the Registrant and C. R.
           Kinsey, III*
    10.7   Employment Agreement between the Registrant and Judy G.
           Carter*
    10.8   Employment Agreement between the Registrant and Lisa Welch*
    10.9   Employment Agreement between the Registrant and Joseph
           Miksch*
    10.10  Employment Agreement between the Registrant and Robert
           McLaughlin*
    10.11  Form of Indemnification Agreement between the Company and its officers and directors*
    10.12  Distribution Agreement dated July 8, 1997 between the
           Registrant and Cognizant Technology Solutions Corporation*
    21     The following lists the Company's subsidiaries:


                            NAME OF SUBSIDIARY                      JURISDICTION OF INCORPORATION
                            ------------------                      -----------------------------
        SOFTWORKS International, Limited                                   United Kingdom
        SOFTWORKS SAVANTECHNOLOGY
          International, S.A.                                                   Spain
        SOFTWORKS International, Pty. Limited                                 Australia
        SOFTWORKS SAVANTECHNOLOGY do Brazil Ltda                               Brazil
        SOFTWORKS S.A.                                                         France
        SOFTWORKS Italia S.r.1.                                                 Italy
        SOFTWORKS Services Corp.                                                Texas

    23.1   Consent of Arthur Andersen LLP
    23.2   Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (included in Exhibit 5)**
    24     Power of Attorney (included in signature page)*
    27.1   Financial Data Schedule

---------------
*  Previously filed

** To be filed by amendment.

FINANCIAL STATEMENT SCHEDULES

     Not applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          For purposes of determining any liability under the Securities Act of 1933 (the "Act"), the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) and (4) and Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforce-able. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 22nd day of July, 1998.


                                          SOFTWORKS, Inc.


                                          By: /s/   JUDY G. CARTER

                                          --------------------------------------
                                          Judy G. Carter
                                          President (Chief Executive Officer)

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below on July 22, 1998, by the following persons in the capacities indicated.



                      SIGNATURE                                             TITLE
                      ---------                                             -----
               /s/ JAMES A. CANNAVINO*                   Chairman of the Board and Director
-----------------------------------------------------
                 James A. Cannavino
                 /s/ JUDY G. CARTER                      President, Chief Executive Officer and a
-----------------------------------------------------    Director
                   Judy G. Carter
               /s/ C. R. KINSEY, III*                    Vice President and Secretary
-----------------------------------------------------
                  C. R. Kinsey, III
              /s/ ROBERT C. MCLAUGHLIN*                  Treasurer and Chief Financial Officer
-----------------------------------------------------
                Robert C. McLaughlin
             /s/ DANIEL DELGIORNO, JR.*                  Director
-----------------------------------------------------
                Daniel DelGiorno, Jr.
                 /s/ ROBERT DEVINE*                      Director
-----------------------------------------------------
                    Robert Devine
                                                         Director
-----------------------------------------------------
                    Charles Feld
               *By: /s/ JUDY G. CARTER
-----------------------------------------------------
                   Judy G. Carter
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBITS                                                                   PAGE
--------                                                                   ----
     1.1   Form of Underwriting Agreement*
     1.2   Form of Agreement Among Underwriters*
     1.3   Form of Selected Dealer Agreement*
     3.1   Certificate of Incorporation of the Registrant*
     3.2   By-laws of the Registrant*
     4.1   Specimen Common Stock Certificate*
     5.1   Form of Opinion and Consent of Blau, Kramer, Wactlar &
           Lieberman, P.C. regarding the legality of the securities
           being registered*
     9     Form of Voting Trust Agreement*
    10.1   Lease Agreement dated June 14, 1994 between the Registrant and WHT Real Estate Limited Partnership*
    10.2   First Amendment to Lease Agreement*
    10.3   Second Amendment to Lease Agreement*
    10.4   1998 Long Term Incentive Plan*
    10.5   Employment Agreement between the Registrant and James
           Cannavino*
    10.6   Employment Agreement between the Registrant and C. R.
           Kinsey, III*
    10.7   Employment Agreement between the Registrant and Judy G.
           Carter*
    10.8   Employment Agreement between the Registrant and Lisa Welch*
    10.9   Employment Agreement between the Registrant and Joseph
           Miksch*
    10.10  Employment Agreement between the Registrant and Robert
           McLaughlin*
    10.11  Form of Indemnification Agreement between the Company and its officers and directors*
    10.12  Distribution Agreement dated July 8, 1997 between the
           Registrant and Cognizant Technology Solutions Corporation*
    21     The following lists the Company's subsidiaries:


                            NAME OF SUBSIDIARY                      JURISDICTION OF INCORPORATION
                            ------------------                      -----------------------------
        SOFTWORKS International, Limited                                   United Kingdom
        SOFTWORKS SAVANTECHNOLOGY
          International, S.A.                                                   Spain
        SOFTWORKS International, Pty. Limited                                 Australia
        SOFTWORKS SAVANTECHNOLOGY do Brazil Ltda                               Brazil
        SOFTWORKS S.A.                                                         France
        SOFTWORKS Italia S.r.1.                                                 Italy
        SOFTWORKS Services Corp.                                                Texas

    23.1   Consent of Arthur Andersen LLP
    23.2   Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (included in Exhibit 5)**
    24     Power of Attorney (included in signature page)*
    27.1   Financial Data Schedule

---------------
*  Previously filed

** To be filed by amendment.